UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 25, 2015

Willis Group Holdings Public Limited Company

(Exact name of registrant as specified in its charter)

Ireland	001-16503	98-0352587
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

c/o Willis Group Limited, 51 Lime Street, London, EC3M 7DQ, England and Wales

(Address, including Zip Code, of Principal Executive Offices)

Registrant’s telephone number, including area code: (011) (44)-(20)-3124-6000

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

Supplemental Disclosures

The purpose of this Form 8-K is to update the joint proxy statement/prospectus included in the Registration Statement on Form S-4, file No. 333-206605, filed by Willis Group Holdings Public Limited Company (referred to as “Willis”) with the Securities and Exchange Commission (the “Commission”), declared effective by the Commission on October 13, 2015, and mailed by Willis and Towers Watson & Co. (referred to as “Towers Watson”) to their respective shareholders or stockholders, as applicable, commencing on October 13, 2015. The information contained in this Form 8-K is incorporated by reference into the above-mentioned joint proxy statement/prospectus. To the extent that information in this Current Report on Form 8-K differs from or updates information contained in the joint proxy statement/prospectus, the information in this Current Report on Form 8-K shall supersede or supplement the information in the joint proxy statement/prospectus. Capitalized terms used herein, but not otherwise defined, shall have the meanings ascribed to such terms in the joint proxy statement/prospectus.

Amendment to Merger Agreement

Amendment to Increase Towers Watson Pre-Merger Special Dividend from $4.87 per share to $10.00 per share

As previously disclosed, on November 19, 2015, pursuant to an amendment to the Merger Agreement entered into by and among Willis, Towers Watson and Merger Sub (referred to as the “Amendment”), Towers Watson intends to declare and pay a one-time special cash dividend in an amount equal to $10.00 per share of Towers Watson common stock, which dividend would be declared and paid to record holders of Towers Watson common stock as of the close of business on the third business day immediately prior to the closing date (referred to as the “Towers Watson pre-merger special dividend”).

Termination of the Merger Agreement; Termination Fees

The section of the joint proxy statement/prospectus entitled “The Merger Agreement—Termination of the Merger Agreement; Termination Fees” is hereby supplemented as follows:

The Amendment (i) eliminates Willis’ obligation to reimburse Towers Watson’s fees and expenses up to $45,000,000 if Willis or Towers Watson terminates the Merger Agreement because Willis’ shareholders fail to approve the issuance of Willis ordinary shares in connection with the Merger, and (ii) requires Towers Watson to pay in cash $60,000,000 for Willis’ out-of-pocket fees and expenses (including fees and expenses of financial advisors, outside legal counsel, accountants, experts and other representatives) if (x) either Willis or Towers Watson terminates the Merger Agreement because Towers Watson’s stockholders fail to adopt the Merger Agreement and the transactions contemplated thereby, including the Merger, or Willis’ shareholders fail to approve the issuance of Willis ordinary shares in connection with the Merger or (y) Willis terminates the Merger Agreement due to a breach by Towers Watson which would result in the conditions to the consummation of the Merger not being satisfied.

Meeting-related Amendments

The sections of the joint proxy statement/prospectus entitled “The Merger Agreement—Willis Shareholders Meeting” and “The Merger Agreement—Towers Watson Stockholders Meeting” are hereby supplemented as follows:

Willis Shareholders Meeting

Pursuant to the Amendment, Willis agreed to adjourn or postpone the Willis EGM originally scheduled for November 18, 2015 and adjourned to November 20, 2015 to a date to be agreed upon by Willis and Towers Watson, and in no event later than December 16, 2015. Willis also agreed to further adjourn the Willis EGM for an additional 30 days if necessary to obtain shareholder approval of the Willis Share Issuance Proposal upon the request of Towers Watson.

As previously disclosed on November 20, 2015, Willis convened the Willis EGM at which holders of Willis ordinary shares approved a proposal to adjourn the Willis EGM to a later date to give Willis’ shareholders additional time to consider and vote on the proposals relating to the transactions contemplated by the Merger Agreement. The Willis EGM will be reconvened at 8:30 a.m. Eastern Time on December 11, 2015, at The Conrad New York Hotel, located at 102 North End Avenue, New York NY 10282. The record date for the Willis EGM will remain October 2, 2015.

In connection with the adjournment of the Willis EGM to December 11, 2015, voting by internet, telephone or by mail is extended until 11:59 p.m., Eastern time, on December 10, 2015 or on the day preceding the Willis EGM, if the Willis EGM is further adjourned or postponed.

Towers Watson Stockholders Meeting

Pursuant to the Amendment, Towers Watson agreed to adjourn or postpone the Towers Watson special meeting originally scheduled for November 18, 2015 and adjourned to November 20, 2015 to a date to be agreed upon by Willis and Towers Watson, and in no event, later than December 16, 2015. Towers Watson also agreed to further adjourn the Towers Watson special meeting for an additional 30 days if necessary to obtain stockholder approval of the Towers Watson Merger Proposal upon the request of Willis.

As previously disclosed on November 20, 2015, Towers Watson convened its special meeting of stockholders at which Towers Watson’s stockholders approved a proposal to adjourn the Towers Watson special meeting to a later date to give Towers Watson stockholders additional time to consider and vote on the proposals relating to the transactions contemplated by the Merger Agreement. The Towers Watson special meeting will be reconvened on December 11, 2015 at 8:00 a.m., local time, at The Westin Colonnade, Coral Gables Hotel, 180 Aragon Ave, Coral Gables, FL 33134. The record date for the Towers Watson special meeting will remain October 1, 2015.

In connection with the adjournment of the Towers Watson special meeting to December 11, 2015, voting by internet, telephone or by mail is extended until 11:59 p.m., Eastern time, on December 10, 2015 or on the day preceding the Towers Watson special meeting, if the Towers Watson special meeting is further adjourned or postponed.

Amendment to Voting Agreement

As previously disclosed, on November 19, 2015, Towers Watson entered into an amendment (referred to as the “Voting Agreement Amendment”) to the Voting Agreement. The Voting Agreement Amendment provides that the term “Merger Agreement” as used in the Voting Agreement includes the Amendment.

Other than as expressly modified pursuant to the Voting Agreement Amendment, the Voting Agreement, which was filed as Exhibit 10.1 to Towers Watson’s Current Report on Form 8-K on November 19, 2015, remains in full force and effect.

Background of the Merger

The section of the joint proxy statement/prospectus entitled “The Merger—Background of the Merger” is hereby supplemented as follows:

In the period following the execution of the Merger Agreement, Towers Watson management and its proxy solicitor engaged extensively with Towers Watson stockholders to discuss the Merger. While there was very strong stockholder support for the long-term strategic benefits of the transaction, some stockholders expressed dissatisfaction with the relative valuations of the companies on which the exchange ratio was based, and proposed that the exchange ratio and/or the Towers Watson pre-merger special dividend be adjusted. Based on these discussions and preliminary voting data, Towers Watson management became increasingly concerned that, while management believed that a majority of the votes cast would be “For” the Towers Watson Merger Proposal, the required majority of all Towers Watson shares outstanding might not be cast “For” such proposal at the Towers Watson special meeting scheduled for November 18, 2015. After discussion with members of Towers Watson’s board of directors, on November 10, 2015, John Haley, Chairman and Chief Executive Officer of Towers Watson, approached Dominic Casserley, Chief Executive Officer and a director of Willis, and James McCann, Chairman of the Willis board of directors, and proposed that the parties amend the terms of the transaction to increase the Towers Watson pre-merger special dividend to $10.00 per share and change the exchange ratio to increase Towers Watson stockholders’ ownership of the combined company immediately after completion of the Merger.

Messrs. Casserley and McCann conferred with Willis management, and representatives of Perella Weinberg Partners L.P., financial advisor to Willis (referred to as “Perella Weinberg”), and Weil, Gotshal & Manges, LLP, counsel to Willis (referred to as “Weil”), regarding Mr. Haley’s proposal. In discussions with Mr. Haley over the next few days, Messrs. McCann and Casserley rejected Mr. Haley’s proposal and noted the obligations of the parties to continue strongly advocating the proposed transaction on the terms originally agreed. Mr. Haley asked Messrs. McCann and Casserley to make a counterproposal, and informed them that the Towers Watson board of directors wanted to receive such counterproposal on or before November 13, 2015. Messrs. McCann and Casserley did not make any proposal for the Towers Watson board of directors to consider.

On November 14, 2015, Mr. Casserley indicated to Mr. Haley that Willis was not prepared to reopen negotiation of the terms of the transaction, and suggested that the primary focus of the parties should be to solicit the Towers Watson stockholder vote. Mr. Haley communicated this message to the Towers Watson board of directors. Over the next several days, while continuing to solicit stockholder support for the Merger, Mr. Haley also continued his attempts to engage Messrs. Casserley and McCann in further discussions of Mr. Haley’s proposal.

On November 15, 2015, the Willis board of directors convened a telephonic informational meeting during which representatives from Willis management, Perella Weinberg and Weil provided the Willis board of directors with an update on the status of the Towers Watson solicitation efforts for obtaining the Towers Watson stockholder approval and an update on the Willis shareholder vote and Towers Watson stockholder vote. Mr. McCann and Mr. Casserley summarized Mr. Haley’s proposal and subsequent discussions with Towers Watson regarding their desire to amend the terms of the transaction to increase the exchange ratio and the Towers Watson pre-merger special dividend. Willis management indicated that, while the primary focus of the parties should be to solicit the Towers Watson stockholder vote, if insufficient votes were received, instead of amending the exchange ratio, Willis should consider other potential alternatives to Towers Watson’s request, including not making any changes to the previously-agreed terms or only increasing the Towers Watson pre-merger special dividend (and not the exchange ratio). Throughout the meeting, the Willis directors discussed the matters presented, and Willis management and representatives from Perella Weinberg and Weil answered the directors’ questions. The Willis board of directors also discussed Mr. Haley’s concerns regarding the Towers Watson stockholder vote and Mr. Haley’s proposal and determined not to make any counterproposal.

On November 17, 2015, the Willis board of directors convened a telephonic informational meeting during which representatives from Willis management, Perella Weinberg and Weil provided the Willis board of directors with a further update on recent discussions with Towers Watson and the status of the Willis shareholder vote and Towers Watson stockholder vote. After a discussion regarding the status of the Towers Watson stockholder vote, the Willis board of directors asked questions and discussed with Willis management, Perella Weinberg and Weil the matters presented, including the implications and alternatives for dealing with a situation in which insufficient votes were received from Towers Watson stockholders in favor of the Towers Watson Merger Proposal. Given the status of the Towers Watson stockholder vote, the Willis board of directors determined it would be advisable to see the results of the Towers Watson stockholder vote and then convene a board meeting for the following day to review and further consider a counterproposal. In addition, the directors discussed that, if the Towers Watson special meeting were adjourned, then Willis would adjourn its extraordinary meeting as well.

On November 17, 2015, the Towers Watson board of directors convened a special telephonic meeting. Kirkland Hicks, Vice President, General Counsel and Secretary of Towers Watson, Roger Millay, Vice President and Chief Financial Officer of Towers Watson, and representatives of Merrill Lynch, Pierce, Fenner & Smith Incorporated, financial advisor to Towers Watson (referred to as “BofA Merrill Lynch”), and Gibson, Dunn and Crutcher, LLP, counsel to Towers Watson (referred to as “Gibson Dunn”), were in attendance. Mr. Haley updated the directors on the Towers Watson stockholder votes received to date, information gathered by Towers Watson’s proxy solicitor and the possibility of securing votes sufficient to approve the Towers Watson Merger Proposal. Mr. Haley also updated the board members on his discussions with Willis management and the fact that Willis had not made a counterproposal. The directors discussed the likelihood of achieving the required stockholder vote for the Towers Watson Merger Proposal without amending the terms of the transaction. The directors unanimously approved an adjournment of the special meeting from November 18, 2015 to November 20, 2015, to permit Towers Watson to solicit additional votes and continue to discuss with Willis potential changes to the terms of the transaction.

At 8:30 a.m. Eastern Time on November 18, 2015, Towers Watson convened its special meeting of stockholders. Towers Watson stockholders voted to approve the adjournment of the special meeting until November 20, 2015, and the meeting was so adjourned. In light of the adjournment of the Towers Watson special meeting, Willis subsequently held and adjourned its extraordinary meeting of shareholders until November 20, 2015. Shortly after the meetings, representatives of Towers Watson and Willis management, together with their respective legal, financial and proxy solicitation advisors, held a teleconference during which the parties discussed feedback from their discussions with Towers Watson stockholders and the votes received to date on the Towers Watson Merger Proposal. Mr. Haley and representatives from Mackenzie Partners, Inc., the proxy solicitation agent for Towers Watson, expressed their view that the Towers Watson Merger Proposal would not be approved unless the amount of the Towers Watson pre-merger special dividend was significantly increased.

Later in the morning on November 18, 2015, Mr. Casserley called Mr. Haley to propose an increase in the pre-merger special dividend by doubling the amount previously agreed ($4.87 per share) to $9.74 per share. Mr. Casserley also proposed changes in the expense reimbursement provisions of the Merger Agreement to ensure that Willis would be sufficiently reimbursed if the Merger Agreement were terminated because a subsequent vote by either Towers Watson’s or Willis’ shareholders was not successful. Mr. Casserley further stated that any increase in the exchange ratio would not be acceptable. Mr. Haley responded that he believed an increase in the pre-merger special dividend to at least $10.00 per share would be necessary. Shortly after the call between Mr. Casserley and Mr. Haley, Weil sent Gibson Dunn a draft of a proposed amendment to the Merger Agreement reflecting the terms proposed by Mr. Casserley (referred to as the “Amendment”). In addition, later that day, members of Willis management, representatives of Perella Weinberg and Weil and Messrs. Casserley and McCann discussed Mr. Haley’s response. Willis management decided to seek authority from the Willis board of directors for a $10.00 per share pre-merger special dividend.

Later that afternoon on November 18, 2015, the Towers Watson board of directors convened a special telephonic meeting at which Messrs. Hicks and Millay, and representatives of BofA Merrill Lynch and Gibson Dunn were in attendance. Mr. Haley summarized for the board the terms proposed by Mr. Casserley, including the proposed increase in the pre-merger special dividend. Mr. Haley also discussed with the Towers Watson board of directors Willis’ position that an increase in the exchange ratio would not be acceptable to Willis. The representative from Gibson Dunn provided a detailed summary of the draft Amendment, including the changes to Towers Watson’s obligation to reimburse expenses of Willis upon termination of the Merger Agreement under certain circumstances. Following discussion, the Towers Watson board of directors concluded that they could agree to the changes in reimbursement obligations if Willis agreed to increase the Towers Watson pre-merger special dividend to $10.00 per share. The Towers Watson board directed Mr. Haley to contact Mr. Casserley and formally propose an increase in the Towers Watson pre-merger special dividend to $10.00 per share. Mr. Haley stepped out of the board meeting for a few moments to relay that proposal to Mr. Casserley.

The Towers Watson directors then engaged in additional telephonic discussion regarding the Amendment. BofA Merrill Lynch discussed on a preliminary basis financial matters relating to the Merger, including the Amendment. The representative from Gibson Dunn summarized for the board proposed resolutions to approve the Amendment, and the directors asked questions of Mr. Hicks and the representative from Gibson Dunn. During the meeting, Mr. Casserley informed Mr. Haley, and Mr. Haley then informed the Towers Watson board of directors, that the Willis board of directors had approved the increase in the Towers Watson pre-merger special dividend to $10.00 per share but that this increase would need to be accompanied by the requested changes to the expense reimbursement provisions set forth in the proposed Amendment. The Towers Watson directors then engaged in further discussion regarding the Amendment. Following these discussions, the Towers Watson board of directors unanimously determined that it was advisable and in the best interests of Towers Watson and its stockholders to enter into the Amendment, and the board unanimously approved the Amendment and the transactions contemplated thereby. The Towers Watson board of directors unanimously determined to reconsider their approval of the Amendment following a review by BofA Merrill Lynch with the Towers Watson board of directors of updated financial analyses in connection with the Amendment. The board also unanimously approved the further adjournment of the special meeting of Towers Watson stockholders until a date to be agreed by Towers Watson and Willis, but in no event later than December 16, 2015.

In the afternoon of November 18, 2015, the Willis board of directors also convened a telephonic board meeting. The Willis board of directors was joined by representatives of Willis management, as well as representatives of Perella Weinberg and Weil. Representatives of Willis management, Perella Weinberg and Weil provided the Willis board of directors with a summary of the terms of the proposed Amendment, including the increase in the pre-merger special dividend to $10.00 per share and the changes to the expense reimbursement provisions. During the meeting, Mr. Casserley received a message from Mr. Haley, who had stepped out of the Towers Watson board meeting, confirming that the Towers Watson board of directors was formally proposing a pre-merger special dividend of $10.00 per share and would not accept a lower special dividend. A question and answer session followed, during which the Willis directors discussed the matters presented and asked questions of Willis management and representatives of Weil and Perella Weinberg. Representatives of Perella Weinberg then reviewed for the Willis board of directors its financial analysis of the proposed Amendment to the Merger Agreement and rendered to the Willis board of directors its oral opinion, confirmed by delivery of a written opinion dated November 18, 2015, to the effect that as of that date and taking into account the proposed Amendment, and based upon and subject to the various assumptions, matters considered and limitations and qualifications described in its opinion, the Exchange Ratio was fair, from a financial point of view, to Willis. Following these presentations and discussions, Willis management, representatives of Perella and representatives of Weil were excused from the meeting while the Willis board of directors continued to discuss the foregoing matters in an executive session. Following such executive session, the Willis board of directors unanimously determined that it was advisable and in the best interests of Willis and its shareholders to enter into the Amendment and the transactions contemplated by the Merger Agreement and the Amendment, and the board unanimously approved the amendment to the Merger Agreement and the transactions contemplated by the Merger Agreement and the Amendment. The board also unanimously approved the further adjournment of the special meeting of Willis shareholders until a date to be agreed by Willis and Towers Watson, but in no event later than December 16, 2015. The Willis board of directors then reaffirmed its recommendation of the transactions contemplated by the Merger Agreement and the Amendment to Willis shareholders.

Following the meeting, as noted above, Mr. Casserley informed Mr. Haley that the Willis board of directors had approved the increase in the Towers Watson pre-merger special dividend to $10.00 per share but that it would need to be accompanied by the requested changes to the expense reimbursement provisions set forth in the proposed Amendment.

On the morning of November 19, 2015, the Towers Watson board of directors convened a special telephonic meeting. Messrs. Hicks and Millay and representatives of BofA Merrill Lynch and Gibson Dunn were in attendance. Mr. Hicks and the representative from Gibson Dunn provided an update on the status of the Amendment and indicated that it was ready to be executed. BofA Merrill Lynch then reviewed with the Towers Watson board of directors its financial analysis of the Exchange Ratio (after giving effect to the Towers Watson pre-merger special dividend as set forth in the Amendment) and rendered an oral opinion, confirmed by delivery of a written opinion dated November 19, 2015, to the Towers Watson board of directors, to the effect that, as of such date and based on and subject to the various assumptions made, procedures followed, factors considered and limitations and qualifications described in the opinion, the Exchange Ratio (after giving effect to the Towers Watson pre-merger special dividend) was fair, from a financial point of view, to the holders of Towers Watson common stock. After further discussion of a range of factors and considerations, the directors present at the meeting unanimously confirmed the Towers Watson board of directors’ earlier determination that it was advisable and in the best interests of Towers Watson and its stockholders to enter into the Amendment and its prior approval of the Amendment and the transactions contemplated thereby. Thereafter, the representatives of BofA Merrill Lynch and Gibson Dunn were excused and the board met in executive session.

After the Towers Watson board meeting, the Amendment was executed and delivered by Willis, Merger Sub and Towers Watson on November 19, 2015. An amendment to the Voting Agreement to confirm that it would remain in force after the Amendment was executed and delivered by Towers Watson and Value Act. Towers Watson and Willis publicly announced the execution of the Amendment and the amendment to the Voting Agreement later that morning.

At 8:00 a.m. Eastern Time on November 20, 2015, Towers Watson convened its previously adjourned special meeting of stockholders. The Towers Watson stockholders voted to approve the adjournment of the Towers Watson special meeting until 8:00 a.m. Eastern Time on December 11, 2015, and the meeting was so adjourned. At 9:30 a.m. Eastern Time on November 20, 2015, Willis also held and adjourned until 8:30 a.m. Eastern Time on December 11, 2015 its extraordinary meeting of shareholders.

Recommendation of the Willis Board of Directors and Willis’ Reasons for the Merger

The section of the joint proxy statement/prospectus entitled “The Merger—Recommendation of the Willis Board of Directors and Willis’ Reasons for the Merger” is hereby supplemented as follows:

Advice in Satisfaction of Irish Takeover Rule Requirements

The view expressed by Perella Weinberg to the Willis board of directors at a meeting on November 18, 2015, that, based solely upon the conclusion set forth in its written fairness opinion referred to below, and subject to the assumptions, qualifications and limitations set forth in such opinion, as of such date the Merger is in the interests of Willis’ shareholders as such term is used in the Irish Takeover Rules.

Opinion of Willis’ Financial Advisor

The section of the joint proxy statement/prospectus entitled “The Merger—Opinion of Willis’ Financial Advisor” is hereby amended and restated in its entirety and is set forth below.

The Willis board of directors retained Perella Weinberg to act as its financial advisor in connection with the Merger. The board of directors selected Perella Weinberg based on Perella Weinberg’s qualifications, expertise and reputation, its knowledge of the businesses and affairs of Willis and its knowledge of the industries in which Willis and Towers Watson conduct their respective businesses. Perella Weinberg, as part of its investment banking business, is continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, leveraged buyouts and other transactions as well as for corporate and other purposes.

On June 29, 2015, Perella Weinberg rendered its oral opinion, subsequently confirmed in writing, to the Willis board of directors that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the Exchange Ratio set forth in the Merger Agreement was fair, from a financial point of view, to Willis (the “June 29 Perella Weinberg Opinion”). The description of the June 29 Perella Weinberg Opinion is set forth in the joint proxy statement/prospectus.

On November 18, 2015, in connection with the Amendment, Perella Weinberg rendered its oral opinion, subsequently confirmed in writing, to the Willis board of directors that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein and taking into account the Amendment, the Exchange Ratio set forth in the Merger Agreement was fair, from a financial point of view, to Willis (referred to in this section entitled “—Opinion of Willis’ Financial Advisor”, as the “opinion” of Perella Weinberg or as the “November 18 Perella Weinberg Opinion”).

The full text of Perella Weinberg’s written opinion, dated November 18, 2015, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Perella Weinberg, is attached as Exhibit 99.1 to this supplement and is incorporated by reference herein. The opinion does not address Willis’ underlying business decision to enter into the Merger or the relative merits of the Merger as compared with any other strategic alternative that may have been available to Willis. The opinion does not constitute a recommendation to any holder of Willis ordinary shares or Towers Watson shares as to how such holder should vote or otherwise act with respect to the Merger or any other matter and does not in any manner address the prices at which Willis ordinary shares or Towers Watson shares will trade at any time. In addition, Perella Weinberg expressed no opinion as to the fairness of the Merger to, or any consideration received in connection with the Merger by, the holders of any class of securities, creditors or other constituencies of Willis. Perella Weinberg provided its opinion for the information and assistance of the Willis board of directors in connection with, and for the purposes of its evaluation of, the Merger. This summary is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, Perella Weinberg, among other things:

•	reviewed certain publicly available financial statements and other business and financial information with respect to Willis and Towers Watson, including research analyst reports;

•	reviewed certain non-public internal financial statements, analyses and forecasts, and other financial data relating to the business of Towers Watson prepared and furnished to Perella Weinberg by Towers Watson management that are set forth in the section entitled “Forward-Looking Financial Information—Towers Watson Forward-Looking Financial Information” in this supplement (referred to in this section entitled “—Opinion of Willis’ Financial Advisor” as the “Towers Watson Forecasts”);

•	reviewed certain non-public internal financial statements, analyses and forecasts, and other financial data relating to the business of Willis prepared and furnished to Perella Weinberg by Willis management that are set forth in the section entitled “Forward-Looking Financial Information—Willis Forward-Looking Financial Information” in this supplement (referred to in this section entitled “—Opinion of Willis’ Financial Advisor” as the “Updated Willis Forecasts”);

•	reviewed certain estimates of cost savings, revenue synergies and strategic, financial and operational synergies anticipated to result from the Merger that are set forth in the section entitled “Forward-Looking Financial Information” in this supplement (collectively, referred to in this section entitled “—Opinion of Willis’ Financial Advisor”, as the “Anticipated Synergies”) and the amounts, timing and achievability of such Anticipated Synergies, prepared and furnished to Perella Weinberg by Willis management;

•	discussed the past and current business, operations, financial condition and prospects of Willis and Towers Watson, including the Anticipated Synergies, with Willis management and Towers Watson management;

•	reviewed the pro forma financial impact of, among other things, the Merger on the future performance of Willis;

•	compared the financial performance of Willis and Towers Watson with that of certain publicly-traded companies which Perella Weinberg believed to be generally relevant;

•	reviewed the historical trading prices for Willis ordinary shares and Towers Watson shares, and compared such prices of the Willis ordinary shares and Towers Watson shares with those of securities of certain publicly-traded companies which Perella Weinberg believed to be generally relevant;

•	reviewed the Merger Agreement;

•	reviewed a draft of the Amendment dated November 18, 2015; and

•	conducted such other financial studies, analyses and investigations, and considered such other factors, as Perella Weinberg deemed appropriate.

In arriving at its opinion, Perella Weinberg assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information supplied or otherwise made available to Perella Weinberg (including information that was available from generally recognized public sources) for purposes of its opinion and further assumed, with Willis’ consent, that all of the information furnished by Willis or Towers Watson for purposes of Perella Weinberg’s analysis was accurate as of November 18, 2015 and did not contain any material omissions or misstatements of material fact. With respect to the Towers Watson Forecasts, Perella Weinberg was advised by the management of Towers Watson, and assumed, with Willis’ consent, that they were reasonably prepared on bases reflecting the best estimates available at the time and the good faith judgments of management of Towers Watson as to future financial performance of Towers Watson and the other matters covered thereby, and Perella Weinberg expressed no view as to the assumptions on which they were based. With respect to the Updated Willis Forecasts, Perella Weinberg was advised by the management of Willis, and assumed, with Willis’ consent, that they were reasonably prepared on bases reflecting the best estimates available at the time and the good faith judgments of management of Willis as to future financial performance of Willis and the other matters covered thereby, and Perella Weinberg expressed no view as to the assumptions on which they were based. Perella Weinberg assumed, with Willis’ consent, that the Anticipated Synergies and potential strategic, financial and operational implications and benefits thereof (including the amount, timing and achievability thereof) anticipated by Willis’ management to result from the Merger would be realized in the amounts and at the times projected by Willis’ management, and Perella Weinberg expressed no view as to the assumptions on which they were based. Perella Weinberg relied without independent verification upon the assessment of Willis’ management and Towers Watson management of the timing and risks associated with the integration of Willis and Towers Watson. In arriving at its opinion, Perella Weinberg did not make any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of Willis or Towers Watson, nor was Perella Weinberg furnished with any such valuations or appraisals. In addition, Perella Weinberg did not evaluate the solvency of any party to the Merger Agreement, as amended by the Amendment under any state or federal laws relating to bankruptcy, insolvency or similar matters. In arriving at its opinion, Perella

Weinberg also assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Merger Agreement were true and correct, that the Merger would be consummated in accordance with the terms set forth in the Merger Agreement, as amended by the Amendment, without material modification (including, without limitation, modification of the Exchange Ratio of 2.6490 Willis ordinary shares to be received for each share of Towers Watson common stock or the form or structure of the transaction) or amendment, without waiver of any of its covenants or conditions, and without delay, and that the final Merger Agreement, as amended by the Amendment would not differ in any respect material to its analysis from the draft Amendment reviewed by it. In addition, Perella Weinberg assumed that in connection with the receipt of all the necessary approvals of the Merger, no delays, limitations, conditions or restrictions would be imposed that could have an adverse effect on Willis, Towers Watson or the contemplated benefits expected to be derived in the Merger. Perella Weinberg relied as to all legal matters relevant to rendering its opinion upon the advice of counsel.

Perella Weinberg’s opinion addressed only the fairness from a financial point of view, as of November 18, 2015 and taking into account the Amendment, of the Exchange Ratio to Willis. Perella Weinberg was not asked to offer, nor did it offer, any opinion as to any other term of the Merger Agreement, as amended by the Amendment or the form or structure of the Merger or the likely timeframe in which the Merger would be consummated. In addition, Perella Weinberg expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Merger, or any class of such persons, relative to the Exchange Ratio. Perella Weinberg did not express any opinion as to any tax or other consequences that may result from the transactions contemplated by the Merger Agreement, as amended by the Amendment, nor did its opinion address any legal, tax, regulatory or accounting matters, as to which Perella Weinberg understood Willis had received such advice as it deemed necessary from qualified professionals. Perella Weinberg’s opinion did not address the underlying business decision of Willis to enter into the Merger or the relative merits of the Merger as compared with any other strategic alternative which may have been available to Willis. In arriving at its opinion, Perella Weinberg was not authorized to solicit, and did not solicit, interest from any third party with respect to any business combination or other extraordinary transaction involving Willis.

Perella Weinberg’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Perella Weinberg as of, the date of its opinion. It should be understood that subsequent developments may affect Perella Weinberg’s opinion and the assumptions used in preparing it, and Perella Weinberg does not have any obligation to update, revise, or reaffirm its opinion. The issuance of Perella Weinberg’s opinion was approved by a fairness committee of Perella Weinberg.

Summary of Material Financial Analyses

The following is a summary of the material financial analyses performed by Perella Weinberg and reviewed by the Willis board of directors in connection with Perella Weinberg’s opinion and does not purport to be a complete description of the financial analyses performed by Perella Weinberg. The order of analyses described below does not represent the relative importance or weight given to those analyses by Perella Weinberg. Some of the summaries of the financial analyses include information presented in tabular format. In order to fully understand Perella Weinberg’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Perella Weinberg’s financial analyses.

Historical Share Price Analysis

Perella Weinberg reviewed the share price performance of Willis and Towers Watson during (i) the 52-week period ending on June 26, 2015 (the last trading day prior to the Willis board of directors meeting approving the execution of the Merger Agreement) and (ii) the period between June 26, 2015 and November 17, 2015 (the last trading day prior to the Willis board of directors meeting approving the execution of the Amendment). Perella Weinberg noted that the range of low and high trading prices of Willis ordinary shares during the 52-week period ending on June 26, 2015 was $39.11 to $49.96 and that the range of low and high closing prices during the period between June 26, 2015 and November 17, 2015 was $40.47 to $47.16, as compared to the closing price per Willis ordinary share on the NYSE of $44.29. Perella Weinberg noted that the range of low and high trading prices of Towers Watson shares (i) during the 52-week period ending on June 26, 2015 was $98.10 to $141.88 and (ii) during the period between June 26, 2015 and November 17, 2015 was $116.00 to $137.98, as compared to the closing price per Towers Watson share on the NASDAQ of $125.21.

Based on a comparison of the low and high trading prices of Willis ordinary shares and Towers Watson shares (i) during the 52-week period ending on June 26, 2015, Perella Weinberg derived a range of implied exchange ratios of Willis ordinary shares to Towers Watson shares of 1.964 to 3.628 and (ii) during the period between June 26, 2015 and November 17, 2015, Perella Weinberg derived a range of implied exchange ratios of Willis ordinary shares to Towers Watson shares of 2.460x to 3.409x, as compared to (x) the Exchange Ratio of 2.6490 Willis ordinary shares to be received for each Towers Watson share as provided for in the Merger Agreement, which was within such range, and (y) the implied exchange ratio of 2.879 Willis ordinary shares to each Towers Watson share, which implied exchange ratio represents the exchange ratio implied by the Exchange Ratio of 2.6490 Willis ordinary shares to be received for each Towers Watson share as provided for in the Merger Agreement, without giving effect to the Towers Watson pre-merger special dividend (referred to as the “Implied Pre-Dividend Exchange Ratio”), which was within such range.

Research Analyst Price Targets

Perella Weinberg reviewed and analyzed 22 selected price targets for Willis ordinary shares and 11 selected price targets for Towers Watson shares published by research analysts between July 31, 2015 and November 17, 2015.

The selected price targets reflect each research analyst’s estimate of the future public market trading prices of Willis ordinary shares and Towers Watson shares. Perella Weinberg noted that, as of November 17, 2015, the range of research analyst price targets for Willis ordinary shares was between $41.00 and $57.00 per share, and the average and median of such targets was $49.44 per share and $48.00 per share, respectively, as compared to the closing price per Willis ordinary share on the NYSE of $44.29. Perella Weinberg also noted that, as of November 17, 2015, the range of research analyst price targets for Towers Watson shares was between $135.00 and $157.00 per share, and the average and median of such targets was $144.89 per share and $144.00 per share, respectively, as compared to the closing price per Towers Watson share on the NASDAQ of $125.21.

Based on comparing the upper and lower limits of the ranges of price targets for Willis ordinary shares and Towers Watson shares published by research analysts between July 31, 2015 and November 17, 2015, Perella Weinberg derived a range of implied exchange ratios of Willis ordinary shares to Towers Watson shares of 2.368 to 3.829, as compared to (i) the Exchange Ratio of 2.6490 Willis ordinary shares to be received for each Towers Watson share as provided for in the Merger Agreement, which was within such range, and (ii) the Implied Pre-Dividend Exchange Ratio of 2.879 Willis ordinary shares to each Towers Watson share, which was within such range.

Comparable Company Analysis

Perella Weinberg reviewed and compared certain financial information for Willis and Towers Watson to corresponding financial information, ratios and public market multiples for certain publicly held companies that operate in, or are exposed to, businesses similar to those of Willis and Towers Watson, respectively. In the case of Willis, Perella Weinberg’s comparable company analysis included deriving an implied firm value from ratios and public market multiples for such comparable companies and subsequently deriving an implied range of values per share of Willis ordinary shares. In the case of Towers Watson, Perella Weinberg’s comparable company analysis included separately deriving an implied firm value for Towers Watson’s business excluding its Exchange Solutions segment and Towers Watson’s Exchange Solutions segment from ratios and public market multiples for such comparable companies, calculating Towers Watson’s implied firm value as a sum of both ranges and subsequently deriving an implied range of values per share of Towers Watson shares. Although none of the following companies are identical to Willis or to Towers Watson, Perella Weinberg selected these companies because they had publicly traded equity securities and were deemed to be similar to Willis and Towers Watson in one or more respects including, in the case of Willis, operating in the insurance brokerage industry, and, in the case of Towers Watson, operating in either the consulting industry or the insurance / benefits solutions and software industry.

Selected Publicly Traded Comparable Companies: Willis

•	Marsh & McLennan Companies, Inc. (MMC)

•	Aon plc (AON)

•	Arthur J Gallagher & Co. (AJG)

•	Brown & Brown Inc. (BRO)

•	Jardine Lloyd Thompson Group plc (JLT)

Selected Publicly Traded Comparable Companies: Towers Watson (Consulting)

•	Accenture plc (ACN)

•	MAXIMUS, Inc. (MMS)

•	CEB Inc. (CEB)

•	FTI Consulting, Inc. (FCN)

•	Huron Consulting Group Inc. (HURN)

•	Navigant Consulting Inc. (NCI)

•	CRA International Inc. (CRAI)

Selected Publicly Traded Comparable Companies: Towers Watson (Insurance / Benefits Solutions and Software)

•	Paychex, Inc. (PAYX)

•	Benefitfocus, Inc. (BNFT)

•	Ebix Inc. (EBIX)

For each of the selected companies, Perella Weinberg calculated and compared financial information and various financial market multiples and ratios based on company filings for historical information, publically available share price data and certain publicly available financial projections for forecasted information. For Willis and Towers Watson, Perella Weinberg made calculations based on company filings for historical information and the Updated Willis Forecasts and the Towers Watson Forecasts, as applicable. See the section entitled “—Forward-Looking Financial Information.”

With respect to Willis, Towers Watson and each of the selected companies, Perella Weinberg reviewed price per share as a multiple of estimated earnings per share (referred to as the “P / E Multiple”) and estimated cash earnings per share (referred to as the “P / Cash EPS Multiple”) in each case for each of the 2015 and 2016 calendar years. The per share values used for this analysis were based on the closing share prices of the companies on November 17, 2015.

	P / E Multiple	P / Cash EPS Multiple

Willis	2015E: 17.7x 2016E: 15.3x	2015E: 15.7x 2016E: 12.9x

Selected Comparable Companies	2015E: 17.0x-20.1x Average: 18.3x Median: 17.9x 2016E: 14.9x-17.3x Average: 16.1x Median: 16.3x	2015E: 12.8x-17.3x Average: 15.6x Median: 15.7x 2016E: 11.4x-15.8x Average: 14.0x Median: 14.4x

Towers Watson	2015E: 21.9x 2016E: 20.8x	2015E: 19.5x 2016E: 18.4x

Selected Comparable Companies (Consulting)	2015E: 15.6x-29.8x Average: 20.5x Median: 19.4x 2016E: 13.4x-25.5x Average: 18.0x Median: 16.6x	2015E: 14.4x-20.9x Average: 17.2x Median: 16.9x 2016E: 12.6x-19.3x Average: 15.7x Median: 14.9x

Selected Comparable Companies (Insurance / Benefits Solutions and Software)	2015E: 16.6x-27.2x Average: 21.9x Median: 21.9x 2016E: 16.0x-25.0x Average: 20.5x Median: 20.5x	2015E: 15.2x-26.8x Average: 21.0x Median: 21.0x 2016E: 14.8x-24.7x Average: 19.7x Median: 19.7x

Based on the analysis of the relevant metrics for each of the comparable companies and on the experience and judgment of Perella Weinberg, a representative range of financial multiples of the comparable companies was applied to the relevant financial statistics for Willis and Towers Watson to estimate an implied value per share of Willis ordinary shares and Towers Watson shares. Perella Weinberg estimated the implied value per share of Willis ordinary shares and the implied value per share of Towers Watson shares, as compared to the closing price per Willis ordinary share on the NYSE of $44.29 and the closing price per Towers Watson share of $125.21, in each case as of November 17, 2015, as follows:

	Comparable company 2016E P / E Multiple representative range	Comparable company 2016E P / Cash EPS Multiple representative range	Implied value per share
Willis	15.0x-17.0x	12.6x-14.3x	$42.32-$47.97
Towers Watson	18.0x-22.0x	20.3x-24.8x	$120.67-$147.48

Based on a comparison of the upper and lower limits of these reference ranges of implied value per share of Willis ordinary shares and Towers Watson shares, Perella Weinberg derived a range of implied exchange ratios of Willis ordinary shares to Towers Watson shares of 2.516 to 3.485, as compared to (i) the Exchange Ratio of 2.6490 Willis ordinary shares to be received for each Towers Watson share as provided for in the Merger Agreement and adjusted for the Towers Watson pre-merger special dividend, which was within such range, and (ii) the Implied Pre-Dividend Exchange Ratio of 2.879 Willis ordinary shares to each Towers Watson share, which was within such range.

Although the selected companies were used for comparison purposes, no business of any selected company is either identical or directly comparable to either Willis’ or Towers Watson’s business. Accordingly, Perella Weinberg’s comparison of selected companies to Willis and Towers Watson and analysis of the results of such comparisons was not purely mathematical, but instead necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the relative values of the selected companies.

Discounted Cash Flow Analysis

Willis

Perella Weinberg conducted a discounted cash flow analysis for Willis based on the Updated Willis Forecasts by:

•

calculating the present value as of November 17, 2015 of the estimated standalone unlevered free cash flows (calculated as net operating profit after tax, plus depreciation and amortization, plus stock based compensation expense, minus capital expenditures, and adjusting for changes in net working capital and operational improvement restructuring costs, share repurchases and acquisitions and investments) that Willis could generate for fiscal year 2016 through fiscal year 2018 using (i) discount rates ranging from 7.5% to 8.5% based on estimates of the weighted average cost of capital of Willis derived using the Capital Asset Pricing Model (“CAPM”) as of June 26, 2015 and (ii) discount rates ranging from 7.0% to 8.0% based on estimates of the weighted average cost of capital of Willis derived using the CAPM as of November 17, 2015, and

•	adding terminal values calculated using perpetuity growth rates ranging from 2.5% to 3.5% and discounted using rates ranging from 7.5% to 8.5% (based on estimates of the weighted average cost of capital of Willis derived using the CAPM as of June 26, 2015) and from 7.0% to 8.0% (based on estimates of the weighted average cost of capital of Willis derived using the CAPM as of November 17, 2015).

The range of perpetuity growth rates was estimated by Perella Weinberg utilizing its professional judgment and experiences, taking into account the Updated Willis Forecasts and market expectations regarding long-term real growth of gross domestic product and inflation. Perella Weinberg also cross-checked such estimates of perpetuity growth rates against the EBITDA multiples implied by such growth rates and a range of discount rates to be applied to Willis’ future unlevered cash flow forecasts.

Perella Weinberg used discount rates ranging from 7.5% to 8.5% and from 7.0% to 8.0%, derived by application as of June 26, 2015 and November 17, 2015, respectively, of the CAPM, which takes into account certain company-specific metrics, including Willis’ target capital structure, the cost of long-term debt, forecasted tax rate and historical beta, as well as certain financial metrics for the United States financial markets generally.

From the range of implied enterprise values, Perella Weinberg derived ranges of implied equity values for Willis. To calculate the implied equity value from the implied enterprise value, Perella Weinberg subtracted net debt of $2.723 billion as of September 30, 2015 and non-controlling interests of $93 million as of September 30, 2015. Perella Weinberg calculated implied value per share by dividing the implied equity value by the fully diluted shares (using the treasury method). These analyses resulted in the following reference range of implied equity value per share of Willis ordinary shares, as compared to the closing price per Willis ordinary share on the NYSE on November 17, 2015 of $44.29:

Range of implied present value per share
(assuming 3.0% perpetuity growth rate and
a discount rate range of 7.0%-8.0% based
on estimates of the weighted average cost
of capital of Willis derived using the
CAPM as of November 17, 2015)	Range of implied present value per share
(assuming 3.0% perpetuity growth rate
and a discount rate range of 7.5%-8.5%
based on estimates of the weighted
average cost of capital of Willis derived
using the CAPM as of June 26, 2015)
Updated Willis Forecasts	$64.92 - $85.15	$57.57 - $73.91

Towers Watson

Perella Weinberg conducted a discounted cash flow analysis for Towers Watson based on the Towers Watson Forecasts by:

•	calculating the present value as of November 17, 2015 of the estimated standalone unlevered free cash flows (calculated as net operating profit after tax, plus depreciation and amortization, plus stock based compensation expense, minus capital expenditures, and adjusting for changes in net working capital) that Towers Watson could generate for calendar year 2016 through calendar year 2018 using (i) discount rates ranging from 8.5% to 9.5% based on estimates of the weighted average cost of capital of Towers Watson derived using the CAPM as of June 26, 2015 and (ii) discount rates ranging from 7.5% to 8.5% based on estimates of the weighted average cost of capital of Towers Watson derived using the CAPM as of November 17, 2015, and

•	adding terminal values calculated using perpetuity growth rates ranging from 3.0% to 4.0% and discounted using rates ranging from 8.5% to 9.5% (based on estimates of the weighted average cost of capital of Towers Watson derived using the CAPM as of June 26, 2015) and from 7.5% to 8.5% (based on estimates of the weighted average cost of capital of Towers Watson derived using the CAPM as of November 17, 2015).

The range of perpetuity growth rates was estimated by Perella Weinberg utilizing its professional judgment and experiences, taking into account the Towers Watson Forecasts and market expectations regarding long-term real growth of gross domestic product and inflation. Perella Weinberg also cross-checked such estimates of perpetuity growth rates against the EBITDA multiples implied by such growth rates and a range of discount rates to be applied to Towers Watson’s future unlevered cash flow forecasts.

Perella Weinberg used discount rates ranging from 8.5% to 9.5% and from 7.5% to 8.5%, derived by application as of June 26, 2015 and November 17, 2015, respectively, of the CAPM, which takes into account certain company-specific metrics, including Towers Watson’s target capital structure, the cost of long-term debt, forecasted tax rate and historical beta, as well as certain financial metrics for the United States financial markets generally.

From the range of implied enterprise values, Perella Weinberg derived ranges of implied equity values for Towers Watson. To calculate the implied equity value from the implied enterprise value, Perella Weinberg subtracted net debt of negative $371 million as of September 30, 2015 and non-controlling interest of $15 million as of September 30, 2015. Perella Weinberg calculated implied value per share by dividing the implied equity value by the fully diluted shares (using the treasury method). These analyses resulted in the following reference range of implied equity value per share of Towers Watson shares, as compared to the closing price per Towers Watson share on the NASDAQ on November 17, 2015 of $125.21:

Range of implied present value per share
(assuming 3.5% perpetuity growth rate
and a discount rate range of 7.5%-8.5%
based on estimates of the weighted
average cost of capital of Towers Watson
derived using the CAPM as of
November 17, 2015)	Range of implied present value per share
(assuming 3.5% perpetuity growth rate
and a discount rate range of 8.5%-9.5%
based on estimates of the weighted
average cost of capital of Towers
Watson derived using the CAPM as of
June 26, 2015)
Towers Watson Forecasts	$159.88-$198.23	$134.32-$159.88

Based on comparing the upper and lower limits of these reference ranges of implied equity value per share of Willis ordinary shares (assuming a discount rate range of 7.0%-8.0% based on estimates of the weighted average cost of capital of Willis derived using the CAPM as of November 17, 2015) and Towers Watson shares (assuming a discount rate range of 7.5%-8.5% based on estimates of the weighted average cost of capital of Towers Watson derived using the CAPM as of November 17, 2015), Perella Weinberg derived a range of implied exchange ratios of Willis ordinary shares to Towers Watson shares of 1.878 to 3.053, as compared to (i) the Exchange Ratio of 2.6490 Willis ordinary shares to be received for each Towers Watson share as provided for in the Merger Agreement, which was within such range, and (ii) the Implied Pre-Dividend Exchange Ratio of 2.879 Willis ordinary shares to each Towers Watson share, which was within such range.

On November 24, 2015, Perella Weinberg determined that the Towers Watson net debt amount of negative $371 million used in the foregoing analysis was incorrect and that the correct net debt amount for Towers Watson as of September 30, 2015 was negative $346 million. Accordingly, on November 24, 2015, Perella Weinberg recalculated the implied value per Towers Watson share using the corrected net debt amount, which resulted in the following reference range of implied equity value per share of Towers Watson shares:

Range of implied present value per share
(assuming 3.5% perpetuity growth rate
and a discount rate range of 7.5%-8.5%
based on estimates of the weighted
average cost of capital of Towers Watson
derived using the CAPM as of
November 17, 2015)	Range of implied present value per share
(assuming 3.5% perpetuity growth rate
and a discount rate range of 8.5%-9.5%
based on estimates of the weighted
average cost of capital of Towers
Watson derived using the CAPM as of
June 26, 2015)
Towers Watson Forecasts	$159.53-$197.87	$133.97-$159.53

Based on comparing the upper and lower limits of these updated reference ranges of implied equity value per share of Willis ordinary shares (assuming a discount rate range of 7.0%-8.0% based on estimates of the weighted average cost of capital of Willis derived using the CAPM as of November 17, 2015) and Towers Watson shares (assuming a discount rate range of 7.5%-8.5% based on estimates of the weighted average cost of capital of Towers Watson derived using the CAPM as of November 17, 2015), Perella Weinberg derived a revised range of implied exchange ratios of Willis ordinary shares to Towers Watson shares of 1.873 to 3.048, as compared to (i) the Exchange Ratio of 2.6490 Willis ordinary shares to be received for each Towers Watson share as provided for in the Merger Agreement, which was within such range, and (ii) the Implied Pre-Dividend Exchange Ratio of 2.879 Willis ordinary shares to each Towers Watson share, which was within such range. On November 25, 2015, Perella Weinberg communicated this revised information to the Willis board of directors and informed the board that had Perella Weinberg used the corrected Towers Watson net debt amount in its November 18, 2015 analysis it would have had no impact on its opinion that the Exchange Ratio was fair, from a financial point of view, to Willis as of such date.

Future Share Price

Perella Weinberg performed an illustrative analysis of the future theoretical value of Willis ordinary shares on a standalone basis without giving effect to the merger and on a pro forma basis after giving effect to the Merger. This analysis is designed to provide an indication of the theoretical future value to Willis’ shareholders of Willis’ equity (i) following the Merger as a function of Willis’ estimated future cash earnings and its assumed price to future cash EPS multiple and (ii) without giving effect to the Merger as a function of Willis’ estimated future earnings and its assumed price to future underlying EPS multiple.

For this analysis, Perella Weinberg (i) used the Towers Watson Forecasts and Updated Willis Forecasts for the end of calendar years 2016, 2017 and 2018, (ii) estimated the implied theoretical future value for Willis ordinary shares on a pro forma basis after giving effect to the Merger by using a price to future cash EPS multiple range of 13.7x-17.0x, representing a 10% plus/minus variance of the weighted average of the pro forma price to cash EPS multiples for Willis and Towers Watson for calendar year 2016 and (iii) estimated the implied theoretical future value for Willis ordinary shares on a standalone basis without giving effect to the Merger by using a price to future underlying EPS multiple range of 14.1x-17.3x, representing a 10% plus/minus variance of the pro forma price to underlying EPS multiple for Willis for calendar year 2016. Additionally, for purposes of estimating Willis’ price to future cash EPS multiple following the Merger, Perella Weinberg assumed (i) $525 million of revenue synergies with a 3-year phase-in period and 20% EBIT margin, (ii) $125 million of pre-tax cost synergies with a 3-year phase-in period, (iii) tax rates of 24.5%, 24.0% and 23.5%, for the years 2016, 2017 and 2018, respectively, (iv) $75 million of tax savings with a 3-year phase-in period and (v) that the Towers Watson pre-merger special dividend is financed entirely through incremental leverage at a 5.0% rate of interest, fully paid down at the end of calendar year 2016.

This analysis resulted in the following ranges for the future theoretical value of Willis ordinary shares at the beginning of calendar years 2016, 2017 and 2018 on a standalone basis without giving effect to the merger and on a pro forma basis after giving effect to the Merger.

	Beginning of Calendar Year 2016	Beginning of Calendar Year 2017	Beginning of Calendar Year 2018
Future theoretical value of a Willis ordinary share without giving effect to the Merger	$40.86-49.94	$46.45-$56.78	$53.06-$64.85
Future theoretical value of a Willis ordinary share after giving effect to the Merger	$42.64-$52.66	$50.07-$61.84	$58.54-$72.30

The theoretical future prices per share of Willis ordinary shares was reviewed for illustrative purposes only. The illustrative future prices per share of Willis ordinary shares should not be viewed as an accurate representation of what actual prices per share of Willis ordinary shares will be. Actual prices per share of Willis ordinary shares for any period may be greater or less than the illustrative future prices per share of Willis ordinary shares reviewed by Perella Weinberg, and the differences may be material. Future share prices are inherently uncertain, being based upon numerous factors or events that are not possible to predict.

Miscellaneous

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth herein, without considering the analyses or the summary as a whole could create an incomplete view of the processes underlying Perella Weinberg’s opinion. In arriving at its fairness determination, Perella Weinberg considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered. Rather, Perella Weinberg made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the analyses described herein as a comparison is directly comparable to Willis, Towers Watson or the Merger.

Perella Weinberg prepared the analyses described herein for purposes of providing its opinion to the Willis board of directors as to the fairness, from a financial point of view, as of the date of such opinion and taking into account the Amendment, of the Exchange Ratio of 2.6490 Willis ordinary shares to be received for each share of Towers Watson common stock as provided for in the Merger Agreement to Willis. These analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Perella Weinberg’s analyses were based in part upon third party research analyst estimates, which are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by Perella Weinberg’s analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties to the Merger Agreement or their respective advisors, none of Willis, Towers Watson, Perella Weinberg or any other person assumes responsibility if future results are materially different from those forecasted by third parties.

As described above, the opinion of Perella Weinberg to the Willis board of directors was one of many factors taken into consideration by the Willis board of directors in making its determination to approve the Merger. The type and amount of consideration payable in the Merger was determined through negotiations between Willis and Towers Watson, rather than by any financial advisor, and was approved by the Willis board of directors. The decision to enter into the Amendment was solely that of the Willis board of directors.

Pursuant to the terms of the engagement letter between Perella Weinberg and Willis dated as of June 29, 2015 and amended as of November 18, 2015, Willis paid Perella Weinberg $3 million upon the delivery of the June 29 Perella Weinberg Opinion and $1.5 million upon the delivery of the November 18 Perella Weinberg Opinion, and agreed to pay Perella Weinberg an additional $23.5 million upon the closing of the Merger. In addition, Willis agreed to reimburse Perella Weinberg for its reasonable expenses, including attorneys’ fees and disbursements, and to indemnify Perella Weinberg and related persons against various liabilities and claims.

In the ordinary course of its business activities, Perella Weinberg or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for their own accounts or the accounts of customers, in debt or equity or other securities (or related derivative securities) or financial instruments (including bank loans or other obligations) of Willis or Towers Watson or any of their respective affiliates.

During the two-year period prior to the date of Perella Weinberg’s opinion, Perella Weinberg and its corporate advisory affiliates represented Willis and its subsidiaries on various financial advisory matters for which they received compensation. Since 2013, Willis has paid Perella Weinberg a quarterly retainer fee for advisory services. In addition, Perella Weinberg advised a subsidiary of Willis, Willis Group Limited, on its acquisition of Miller Insurance Services LLP for which Perella Weinberg Partners received compensation. During such two-year period, no material relationship existed between Perella Weinberg and its affiliates and Towers Watson pursuant to which compensation was received by Perella Weinberg or its affiliates. Perella Weinberg and its affiliates may in the future provide investment banking and other financial services to Willis or Towers Watson or their respective affiliates for which they would expect to receive compensation.

Opinion of Towers Watson’s Financial Advisor

The section of the joint proxy statement/prospectus entitled “The Merger—Opinion of Towers Watson’s Financial Advisor” is hereby amended and restated in its entirety and is set forth below.

Towers Watson has retained BofA Merrill Lynch to act as Towers Watson’s financial advisor in connection with the Merger. At the November 19, 2015 meeting of the Towers Watson board of directors held to evaluate the Amendment, BofA Merrill Lynch rendered an oral opinion, confirmed by delivery of a written opinion dated November 19, 2015, to the Towers Watson board of directors to the effect that, as of that date and based on and subject to the assumptions made, procedures followed, factors considered and limitations and qualifications described in the opinion, the Exchange Ratio (after giving effect to the Towers Watson pre-merger special dividend) was fair, from a financial point of view, to holders of Towers Watson common stock.

The full text of BofA Merrill Lynch’s written opinion, dated November 19, 2015, is attached as Exhibit 99.3 to this supplement and is incorporated herein by reference. The written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations and qualifications on the review undertaken by BofA Merrill Lynch in rendering its opinion. The following summary of BofA Merrill Lynch’s opinion is qualified in its entirety by reference to the full text of the opinion. BofA Merrill Lynch delivered its opinion for the benefit and use of the Towers Watson board of directors (in its capacity as such) in connection with and for purposes of its evaluation of the Exchange Ratio (after giving effect to the Towers Watson pre-merger special dividend) from a financial point of view. BofA Merrill Lynch’s opinion did not address any other aspect of the Merger or the related transactions and no opinion or view was expressed as to the relative merits of the Merger or any related transactions in comparison to other strategies or transactions that might be available to Towers Watson or in which Towers Watson might engage or as to the underlying business decision of Towers Watson to proceed with or effect the Merger or any related transactions. BofA Merrill Lynch expressed no opinion or recommendation as to how any Towers Watson stockholder should vote or act in connection with the Merger, any related transactions or any other matter.

In connection with its opinion, BofA Merrill Lynch, among other things:

•	reviewed certain publicly available business and financial information relating to Towers Watson and Willis;

•	reviewed certain internal financial and operating information with respect to the businesses, operations and prospects of Towers Watson furnished to or discussed with BofA Merrill Lynch by the management of Towers Watson, including certain financial forecasts relating to Towers Watson prepared by the management of Towers Watson, referred to in this section entitled “—Opinion of Towers Watson’s Financial Advisor” as the “Towers Watson forecasts;”

•	reviewed certain internal financial and operating information with respect to the businesses, operations and prospects of Willis furnished to or discussed with BofA Merrill Lynch by the management of Willis, including certain financial forecasts relating to Willis prepared by the management of Willis, referred to in this section entitled “—Opinion of Towers Watson’s Financial Advisor” as the “Willis forecasts;”

•	reviewed certain estimates as to the amount and timing of cost savings, revenue enhancements and tax benefits, net of the costs to achieve such cost savings and revenue enhancements, collectively referred to as the “synergies,” anticipated by the managements of Towers Watson and Willis to result from the Merger and the related transactions;

•	discussed the past and current businesses, operations, financial condition and prospects of Towers Watson with members of the senior management of Towers Watson, and discussed the past and current businesses, operations, financial condition and prospects of Willis with members of the senior managements of Towers Watson and Willis;

•	reviewed the potential pro forma financial impact of the Merger and the related transactions on the future financial performance of Willis, including the potential effects on Willis’ estimated earnings per share and potential effects relative to Towers Watson’s standalone estimated earnings per share, based on the Towers Watson forecasts and the Willis forecasts and after taking into account the synergies;

•	reviewed the trading histories for Towers Watson common stock and Willis ordinary shares and a comparison of such trading histories with each other and with the trading histories of other companies BofA Merrill Lynch deemed relevant;

•	compared certain financial and stock market information of Towers Watson and Willis with similar information of other companies BofA Merrill Lynch deemed relevant;

•	reviewed the relative contributions of Towers Watson and Willis to certain financial metrics of the pro forma combined company based on the Towers Watson forecasts and the Willis forecasts;

•	reviewed a draft, dated November 18, 2015, of the Amendment, referred to as the draft Amendment, and an executed version of the Merger Agreement; and

•	performed such other analyses and studies and considered such other information and factors as BofA Merrill Lynch deemed appropriate.

In arriving at its opinion, BofA Merrill Lynch assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it and relied upon the assurances of the managements of Towers Watson and Willis that they were not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Towers Watson forecasts and the synergies, BofA Merrill Lynch was advised by Towers Watson and assumed that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Towers Watson as to the future financial performance of Towers Watson, such synergies and the other matters covered thereby. BofA Merrill Lynch also relied, at the direction of Towers Watson, on the assessments of the managements of Towers Watson and Willis as to the ability of the combined company to achieve the synergies and assumed, at the direction of Towers Watson, that such synergies would be realized in the amounts and at the times projected. With respect to the Willis forecasts, BofA Merrill Lynch was advised by Willis and assumed, with the consent of Towers Watson, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Willis as to the future financial performance of Willis. BofA Merrill Lynch further relied, at the direction of Towers Watson, on the assessments of the managements of Towers Watson and Willis as to, among other things, (i) the related transactions, including with respect to the timing thereof and financial and other terms involved, (ii) the potential impact on Towers Watson and Willis of market and other trends in and prospects for the industries in which Towers Watson and Willis operate and governmental, regulatory and legislative matters relating to or affecting Towers Watson and Willis, (iii) existing and future relationships, agreements and arrangements with, and the ability to retain, key managers, associates, clients and other commercial relationships of Towers Watson and Willis and (iv) the ability to integrate the businesses and operations of Towers Watson and Willis. BofA Merrill Lynch assumed, with the consent of Towers Watson, that there would be no developments with respect to any such matters that would have an adverse effect on Towers Watson, Willis, the Merger or the related transactions (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to its analyses or opinion.

BofA Merrill Lynch did not make and was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Towers Watson, Willis or any other entity, nor did BofA Merrill Lynch make any physical inspection of the properties or assets of Towers Watson, Willis or any other entity. BofA Merrill Lynch did not evaluate the solvency or fair value of Towers Watson, Willis or any other entity under any state, federal, provincial or other laws relating to bankruptcy, insolvency or similar matters. BofA Merrill Lynch is not an actuary and its services did not include any actuarial determination or evaluation by it or any attempt to evaluate actuarial assumptions or allowances for losses with respect thereto and, accordingly, BofA Merrill Lynch made no analysis of, and expressed no opinion as to, the adequacy of reserves for losses or other matters. BofA Merrill Lynch assumed, at the direction of Towers Watson, that the Merger (including full payment of the Towers Watson pre-merger special dividend) would be consummated in accordance with the terms of the Merger Agreement as amended by the Amendment and in compliance with all applicable laws, documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Merger and the related transactions, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed that would have an adverse effect on Towers Watson, Willis, the Merger or the related transactions (including the contemplated benefits thereof). BofA Merrill Lynch also assumed, at the direction of Towers Watson, that the Merger will constitute a “qualified stock purchase” of Towers Watson within the meaning of Section 338(d)(3) of the Internal Revenue Code of 1986, as amended. BofA Merrill Lynch further assumed, at the direction of Towers Watson, that the final executed Amendment would not differ in any material respect from the draft Amendment reviewed by BofA Merrill Lynch.

BofA Merrill Lynch expressed no view or opinion as to any terms or other aspects or implications of the Merger (other than the Exchange Ratio to the extent expressly specified in its opinion), including, without limitation, the form or structure of the Merger, the form or structure, or financial or other terms, of the related transactions, or any terms, aspects or implications of any intercompany loans or any voting or other agreement, arrangement or understanding entered into in connection with or related to the Merger, the related transactions or otherwise. As the Towers Watson board of directors was aware, BofA Merrill Lynch was not requested to, and it did not, solicit indications of interest or proposals from third parties regarding a possible acquisition of all or any part of Towers Watson. BofA Merrill Lynch’s opinion was limited to the fairness, from a financial point of view, of the Exchange Ratio (after giving effect to the Towers Watson pre-merger special dividend) to holders of Towers Watson common stock and no opinion or view was expressed with respect to any consideration received in connection with the Merger by the holders of any other class of securities, creditors or other constituencies of any party. In addition, no opinion or view was expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any officers, directors or employees of any party to the Merger, or class of such persons, relative to the Exchange Ratio or otherwise. BofA Merrill Lynch did not express any opinion as to what the value of Willis ordinary shares or Willis consolidated ordinary shares actually would be when issued or the prices at which Towers Watson common stock, Willis ordinary shares or Willis consolidated ordinary shares would trade at any time, including following announcement or consummation of the Merger. BofA Merrill Lynch further did not express any view or opinion with respect to, and relied with the consent of Towers Watson upon the assessments of Towers Watson’s representatives regarding, legal, regulatory, accounting, tax and similar matters relating to Towers Watson, Willis, the Merger and the related transactions (including the contemplated benefits thereof) as to which BofA Merrill Lynch understood that Towers Watson obtained such advice as it deemed necessary from qualified professionals.

BofA Merrill Lynch’s opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to BofA Merrill Lynch as of, the date of its opinion. BofA Merrill Lynch expressed no opinion or view as to the potential effects of volatility in the credit, financial and stock markets on Towers Watson, Willis, the Merger or the related transactions (including the contemplated benefits thereof). It should be understood that subsequent developments may affect BofA Merrill Lynch’s opinion and that BofA Merrill Lynch does not have any obligation to update, revise or reaffirm its opinion. The issuance of BofA Merrill Lynch’s opinion was approved by BofA Merrill Lynch’s Americas Fairness Opinion Review Committee. Except as described in this summary, Towers Watson imposed no other instructions or limitations on the investigations made or procedures followed by BofA Merrill Lynch in rendering its opinion.

The following represents a brief summary of the material financial analyses presented by BofA Merrill Lynch in connection with its opinion, dated November 19, 2015, to the Towers Watson board of directors. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by BofA Merrill Lynch, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by BofA Merrill Lynch. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by BofA Merrill Lynch. Implied per share equity value reference ranges derived for Towers Watson and Willis from the financial analyses described below were rounded to the nearest $0.25. For purposes of the analyses described below, (i) enterprise values were calculated as fully-diluted equity values based on closing stock prices on November 18, 2015 plus debt and non-controlling interests and less cash and cash equivalents, (ii) net debt of Towers Watson was as of September 30, 2015 as reflected in Towers Watson’s public filings and net debt of Willis was as of September 30, 2015 as reflected in Willis’ public filings, as adjusted by the management of Willis to reflect incremental debt related to Willis’ acquisition of Gras Savoye, (iii) estimated earnings before interest, taxes, depreciation and amortization included stock-based compensation expenses and, as applicable, excluded non-recurring expenses and other one-time items, referred to generally as EBITDA and with respect to Willis and the combined company as adjusted EBITDA, (iv) cash earnings per share included stock-based compensation expenses and excluded amortization of acquisition-related intangible assets and, as applicable, non-recurring expenses and other one-time items, referred to as cash EPS, (v) cash net income included stock-based compensation expenses and excluded amortization of acquisition-related intangible assets and, as applicable, non-recurring expenses and other one-time items, and (vi) BofA Merrill Lynch was directed to utilize the Towers Watson forecasts as of June 27, 2015 which the management of Towers Watson confirmed had not changed materially since such date and the Willis forecasts which had been updated by the management of Willis as of November 17, 2015. In calculating implied exchange ratio reference ranges as reflected in such analyses, BofA Merrill Lynch (A) compared the low-end of the approximate implied per share equity value reference ranges derived for Towers Watson from such analyses to the high-end of the approximate implied per share equity value reference ranges derived for Willis from such analyses in order to calculate the low-end of the implied exchange ratio reference ranges and (B) compared the high-end of the approximate implied per share equity value reference ranges derived for Towers Watson from such analyses to the low-end of the approximate implied per share equity value reference ranges derived for Willis from such analyses in order to calculate the high-end of the implied exchange ratio reference ranges.

Selected Public Companies Analyses. BofA Merrill Lynch performed separate selected public companies analyses of Towers Watson and Willis in which BofA Merrill Lynch reviewed certain financial and stock market information relating to Towers Watson, Willis and the selected publicly traded companies listed below which, in its professional judgment, BofA Merrill Lynch considered generally relevant for comparative purposes.

Towers Watson. In performing a selected public companies analysis of Towers Watson, BofA Merrill Lynch reviewed certain financial and stock market information relating to Towers Watson and the following two selected publicly traded companies in the Risk, Insurance and Human Capital Management Services industries, referred to as the Towers Watson risk services selected companies, and the following five selected publicly traded companies in the Consulting and Professional Services industries, referred to as the Towers Watson C&P selected companies, and, together with the Towers Watson risk services selected companies, collectively referred to as the Towers Watson selected companies:

Towers Watson Risk Services Selected Companies:

•	Aon plc

•	Marsh & McLennan Companies, Inc.

Towers Watson C&P Selected Companies:

•	Accenture plc

•	FTI Consulting, Inc.

•	Huron Consulting Group Inc.

•	The Advisory Board Company

•	The Corporate Executive Board Company

BofA Merrill Lynch reviewed, among other things, enterprise values as a multiple of calendar year 2016 estimated EBITDA and equity values, based on closing stock prices on November 18, 2015, as a multiple of calendar year 2016 estimated cash EPS. Financial data of the Towers Watson selected companies were based on publicly available research analysts’ estimates (as calendarized), public filings and other publicly available information. Financial data of Towers Watson was based on publicly available research analysts’ estimates (as calendarized), public filings and estimates of the management of Towers Watson, including the Towers Watson forecasts. The overall low to high calendar year 2016 estimated EBITDA multiples observed for the Towers Watson selected companies were 8.7x to 16.8x (with mean of 11.8x and a median of 11.9x), with overall low to high calendar year 2016 estimated EBITDA multiples observed for the Towers Watson risk services selected companies and the Towers Watson C&P selected companies of 10.4x to 11.9x (with a mean and a median of 11.1x) and 8.7x to 16.8x (with a mean of 12.0x and a median of 12.3x), respectively. The overall low to high calendar year 2016 estimated cash EPS multiples observed for the Towers Watson selected companies were 13.2x to 43.7x (with a mean of 20.6x and a median of 16.5x), with overall low to high calendar year 2016 estimated cash EPS multiples observed for the Towers Watson risk services selected companies and the Towers Watson C&P selected companies of 14.9x to 15.9x (with a mean and a median of 15.4x) and 13.2x to 43.7x (with a mean of 22.7x and a median of 19.7x), respectively. BofA Merrill Lynch noted that the calendar year 2016 estimated EBITDA multiple observed for Towers Watson, based both on the Towers Watson forecasts and publicly available research analysts’ estimates (as calendarized), were 10.4x and 10.5x, respectively. BofA Merrill Lynch also noted that the calendar year 2016 estimated cash EPS multiples observed for Towers Watson, based both on the Towers Watson forecasts and publicly available research analysts’ estimates (as calendarized), were 19.0x and 19.1x, respectively. BofA Merrill Lynch then applied selected ranges of calendar year 2016 estimated EBITDA multiples and calendar year 2016 estimated cash EPS multiples of 10.5x to 12.0x and 18.0x to 21.0x, respectively, derived from the Towers Watson selected companies to corresponding data of Towers Watson. This analysis indicated approximate implied per share equity value reference ranges for Towers Watson, based on calendar year 2016 estimated EBITDA multiples and estimated cash EPS multiples, of $130.00 to $147.75 and $122.25 to $142.75, respectively.

Willis. In performing a selected public companies analysis of Willis, BofA Merrill Lynch reviewed certain financial and stock market information relating to Willis and the following four selected publicly held companies in the Risk, Insurance and Human Capital Management Services industries, collectively referred to as the Willis selected companies:

•	Aon plc

•	Arthur J. Gallagher & Co.

•	Brown & Brown, Inc.

•	Marsh & McLennan Companies, Inc.

BofA Merrill Lynch reviewed, among other things, enterprise values as a multiple of calendar year 2016 estimated EBITDA and equity values, based on closing stock prices on November 18, 2015, as a multiple of calendar year 2016 estimated cash EPS. Financial data of the Willis selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information. Financial data of Willis was based on publicly available research analysts’ estimates, public filings and estimates of the management of Willis, including the Willis forecasts. The overall low to high calendar year 2016 estimated EBITDA multiples observed for the Willis selected companies were 9.6x to 11.9x (with a mean of 10.4x and a median of 10.2x). The overall low to high calendar year 2016 estimated cash EPS multiples observed for the Willis selected companies were 12.1x to 15.9x (with a mean of 14.4x and a median of 14.8x).

BofA Merrill Lynch noted that the calendar year 2016 estimated adjusted EBITDA multiple observed for Willis, based both on the Willis forecasts (which forecasts assumed consolidation of Gras Savoye from calendar year 2016) and publicly available research analysts’ estimates, were 10.2x and 10.7x, respectively. BofA Merrill Lynch also noted that the calendar year 2016 estimated cash EPS multiples observed for Willis, based both on the Willis forecasts and publicly available research analysts’ estimates, were 13.0x and 13.0x, respectively. BofA Merrill Lynch then applied selected ranges of calendar year 2016 estimated EBITDA multiples and calendar year 2016 estimated cash EPS multiples of 10.0x to 12.0x and 13.0x to 15.5x, respectively, derived from the Willis selected companies to the calendar year 2016 estimated adjusted EBITDA of Willis and calendar year 2016 estimated cash EPS of Willis. This analysis indicated approximate implied per share equity value reference ranges for Willis, based on calendar year 2016 estimated EBITDA multiples and estimated cash EPS multiples, of $43.50 to $55.00 and $44.75 to $53.25, respectively.

Utilizing the approximate implied per share equity value reference ranges derived for Towers Watson, adjusted for the Towers Watson pre-merger special dividend, and Willis described above, BofA Merrill Lynch calculated the following implied exchange ratio reference ranges, as compared to the Exchange Ratio:

Implied Exchange Ratio Reference Ranges Based on:
2016E EBITDA	2016E Cash EPS	Merger Exchange Ratio
2.1818x – 3.1667x	2.1080x – 2.9665x	2.6490x

No company or business used in these analyses is identical or directly comparable to Towers Watson or Willis. Accordingly, an evaluation of the results of these analyses is not entirely mathematical. Rather, these analyses involve complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies or businesses to which Towers Watson and Willis were compared.

Discounted Cash Flow Analyses. BofA Merrill Lynch performed separate discounted cash flow analyses of Towers Watson and Willis by calculating the estimated present value of the standalone unlevered, after-tax free cash flows that Towers Watson was forecasted to generate based on the Towers Watson forecasts during the last three quarters of the fiscal year ending June 30, 2016 through the full fiscal year ending June 30, 2018 (calculated as EBITDA less depreciation less income taxes plus depreciation less increases in working capital less capital expenditures) and that Willis was forecasted to generate based on the Willis forecasts during the last quarter of the fiscal year ending December 31, 2015 through the full fiscal year ending December 31, 2018 (calculated as adjusted EBITDA less depreciation less restructuring and other expenses related to Willis’ ongoing operational improvement program less income taxes plus depreciation less the Miller Insurance Services LLP acquisition payment plus decreases in working capital less capital expenditures), in each case, assuming for purposes of such analyses, normalized depreciation after the end of the forecast period.

Towers Watson. In performing a discounted cash flow analysis of Towers Watson, BofA Merrill Lynch calculated terminal values for Towers Watson by applying to the fiscal year ending June 30, 2018 estimated EBITDA of Towers Watson a selected range of terminal value EBITDA multiples of 10.0x to 12.5x. The cash flows and terminal values were then discounted to present value (as of September 30, 2015) using a selected range of discount rates of 8.0% to 10.0% derived from a weighted average cost of capital calculation. This analysis indicated an approximate implied per share equity value reference range for Towers Watson of $124.25 to $157.00.

BofA Merrill Lynch also calculated terminal values for Towers Watson by applying to Towers Watson’s estimated standalone unlevered, after-tax free cash flows at the end of the forecast period a range of perpetuity growth rates of 3.5% to 4.5%. The cash flows were then discounted to present value (as of September 30, 2015) using a selected range of discount rates of 8.0% to 10.0% derived from a weighted average cost of capital calculation. This analysis indicated an approximate implied per share equity value reference range for Towers Watson of $111.25 to $197.25.

Willis. In performing a discounted cash flow analysis of Willis, BofA Merrill Lynch calculated terminal values for Willis by applying to the fiscal year ending December 31, 2018 estimated adjusted EBITDA of Willis a selected range of terminal value adjusted EBITDA multiples of 10.0x to 12.5x. The cash flows and terminal values were then discounted to present value (as of September 30, 2015) using a selected range of discount rates of 7.0% to 8.5% derived from a weighted average cost of capital calculation. This analysis indicated an approximate implied per share equity value reference range for Willis of $50.25 to $67.25.

BofA Merrill Lynch also calculated terminal values for Willis by applying to Willis’ estimated standalone unlevered, after-tax free cash flows at the end of the forecast period a range of perpetuity growth rates of 1.5% to 2.5%. The cash flows were then discounted to present value (as of September 30, 2015) using a selected range of discount rates of 7.0% to 8.5% derived from a weighted average cost of capital calculation. This analysis indicated an approximate implied per share equity value reference range for Willis of $50.50 to $85.00.

Utilizing the approximate implied per share equity value reference ranges derived for Towers Watson, adjusted for the Towers Watson pre-merger special dividend, and Willis described above, BofA Merrill Lynch calculated the following implied exchange ratio reference ranges, as compared to the Exchange Ratio:

Implied Exchange Ratio Reference Ranges Based on:
EBITDA Multiple	Perpetuity Growth Rate	Merger Exchange Ratio
1.6989x – 2.9254x	1.1912x – 3.7079x	2.6490x

Illustrative Potential Value Accretion. BofA Merrill Lynch reviewed the potential pro forma value accretion to holders of Towers Watson common stock based on the standalone perpetuity growth rate discounted cash flow analyses of Towers Watson and Willis described above under the heading “—Discounted Cash Flow Analyses” and taking into account, among other things, estimated present values (as of September 30, 2015) of potential run-rate revenue synergies and net cost savings (applying selected ranges of perpetuity growth rates of 0% to 2.0% and discount rates of 8.0% to 10.0%) and potential net U.S. tax benefits (applying selected ranges of perpetuity growth rates of 0% to 4.5% and discount rates of 8.0% to 10.0%) expected by the managements of Towers Watson and Willis to result from the Merger. Financial data of Towers Watson was based on estimates of the management of Towers Watson, including the Towers Watson forecasts, and financial data of Willis was based on estimates of the management of Willis, including the Willis forecasts. This indicated that, based on the pro forma ownership of holders of Towers Watson common stock in the combined company upon consummation of the Merger of approximately 49.9% and after taking into account the Towers Watson pre-merger special dividend, the Merger could be accretive to the approximate implied per share equity value reference range for Towers Watson derived from the standalone perpetuity growth rate discounted cash flow analysis of Towers Watson described above under the heading “—Discounted Cash Flow Analyses” by approximately 26.3% to 28.4%. The actual results achieved by the combined company may vary from projected results and the variations may be material.

Relative Contributions. BofA Merrill Lynch reviewed the relative contributions of Towers Watson and Willis to the combined company’s calendar years 2015 through 2018 estimated adjusted EBITDA and estimated cash net income. Financial data of Towers Watson was based on public filings and estimates of the management of Towers Watson, including the Towers Watson forecasts, and financial data of Willis was based on public filings and estimates of the management of Willis, including the Willis forecasts. This indicated overall relative contributions of Towers Watson to the combined company’s calendar years 2015 through 2018 estimated adjusted EBITDA of approximately 42.7% to 44.6% and to the combined company’s calendar years 2015 through 2018 estimated cash net income of approximately 41.3% to 44.7%, in each case adjusted for the Towers Watson pre-merger special dividend, as compared to the pro forma ownership of holders of Towers Watson common stock in the combined company upon consummation of the Merger of approximately 49.9%. BofA Merrill Lynch noted that such overall relative contributions of Towers Watson to the combined company’s calendar years 2015 through 2018 estimated adjusted EBITDA and estimated cash net income, in each case adjusted for the Towers Watson pre-merger special dividend, indicated an overall implied exchange ratio of 2.5622x to 2.8014x and 1.8807x to 2.1581x, respectively, as compared to the Exchange Ratio of 2.6490x.

Other Factors. BofA Merrill Lynch also observed certain additional factors that were not considered part of BofA Merrill Lynch’s financial analyses with respect to its opinion but were referenced for informational purposes, including, among other things, the following:

•	the historical trading performance of Towers Watson common stock and Willis ordinary shares during the 52-week period ended November 18, 2015, which indicated low and high closing prices for Towers Watson common stock during such period of approximately $111.02 to $141.26 per share and low and high closing prices for Willis ordinary shares during such period of approximately $40.47 to $49.74 per share, and an implied exchange ratio reference range of 2.0310x to 3.2434x (after adjusting Towers Watson common stock closing prices for the Towers Watson pre-merger special dividend), as compared to the Exchange Ratio of 2.6490x;

•	the historical trading performance of, and implied exchange ratios for, Towers Watson common stock and Willis ordinary shares during the five-day, ten-day, 20-day, 30-day, 60-day, 90-day, 180-day, one-year and 18-month periods ended November 18, 2015, adjusted for the Towers Watson pre-merger special dividend, which indicated, during such periods, an overall range of implied exchange ratios of 2.161x to 2.819x (with a mean range of 2.459x to 2.672x and a median range of 2.485x to 2.675x), as compared to the Exchange Ratio of 2.6490x;

•	the historical trading performance of, and implied exchange ratios for, Towers Watson common stock and Willis ordinary shares during the five-day, ten-day, 20-day, 30-day, 60-day, 90-day, 180-day, one-year and 18-month periods ended November 18, 2015, unadjusted for the Towers Watson pre-merger special dividend, which indicated, during such periods, an overall range of implied exchange ratios of 2.394x to 3.039x (with a mean range of 2.685x to 2.898x and a median range of 2.707x to 2.901x), as compared to the Exchange Ratio unadjusted for the Towers Watson pre-merger special dividend of 2.7436x;

•	implied premiums/(discounts) paid in 33 selected all-stock merger-of-equals transactions (to the extent implied values of purchase prices were publicly available) announced from January 1, 2004 through November 18, 2015 with transaction values of greater than $1 billion, based on closing stock prices of the target companies involved in such transactions one day prior to public announcement of the relevant transaction, which transactions indicated overall low to high one-day implied premiums/(discounts) of approximately (2.0%) to 28.2%, as compared to the discount to the closing price of Towers Watson common stock implied by the Exchange Ratio before taking into account potential revenue synergies, cost savings and tax benefits and after taking into account the Towers Watson pre-merger special dividend of approximately (0.7%) as of November 18, 2015;

•	premiums/(discounts) implied by the Exchange Ratio based on the closing prices of Towers Watson common stock and Willis ordinary shares as of November 18, 2015, the mean closing prices of Towers Watson common stock and Willis ordinary shares during the ten-day, 20-day, 30-day, 40-day, 50-day and 60-day periods prior to November 18, 2015 and the mean closing prices of Towers Watson common stock and Willis ordinary shares during the period from June 29, 2015 to November 18, 2015, which indicated, before taking into account potential revenue synergies, cost savings and tax benefits and after taking into account the Towers Watson pre-merger special dividend, the following:

•	a discount to the market value of Towers Watson implied by the market capitalization of the combined company as of November 18, 2015 of approximately (0.3%), an overall range of premiums/(discounts) to such market value during such ten-day to 60-day periods of approximately (0.4%) to 0.7% and a premium to such market value from June 29, 2015 to November 18, 2015 of approximately 1.3%;

•	a discount to the closing price of Towers Watson common stock as of November 18, 2015 of approximately (0.7%), an overall range of premiums/(discounts) to the closing price of Towers Watson common stock during such ten-day to 60-day periods of approximately (0.8%) to 1.4% and a premium to the closing price of Towers Watson common stock from June 29, 2015 to November 18, 2015 of approximately 2.6%; and

•	a premium to the closing price of Willis ordinary shares as of November 18, 2015 of approximately 0.7%, an overall range of premiums/(discounts) to the closing price of Willis ordinary shares during such ten-day to 60-day periods of approximately (1.6%) to 0.8% and a discount to the closing price of Willis ordinary shares from June 29, 2015 to November 18, 2015 of approximately (2.9%); and

•	the potential pro forma financial impact of the Merger, based on the Towers Watson forecasts and the Willis forecasts, relative to Towers Watson’s calendarized years ending December 31, 2016 through December 31, 2018 estimated cash net income on a standalone basis after taking into account potential run-rate revenue synergies, net cost savings and U.S. tax benefits expected by the managements of Towers Watson and Willis to result from the Merger and the Towers Watson pre-merger special dividend, which indicated, based on the Exchange Ratio, that the Merger could be accretive relative to Towers Watson’s calendar years 2016 through 2018 estimated cash net income on a standalone basis by approximately 30% to 42%.

The actual results achieved by the combined company may vary from projected results and the variations may be material.

Miscellaneous

As noted above, the discussion set forth above is a summary of the material financial analyses presented by BofA Merrill Lynch to the Towers Watson board of directors in connection with its opinion and is not a comprehensive description of all analyses undertaken or factors considered by BofA Merrill Lynch in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. BofA Merrill Lynch believes that the analyses summarized above must be considered as a whole. BofA Merrill Lynch further believes that selecting portions of its analyses considered or focusing on information presented in tabular format, without considering all analyses or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying BofA Merrill Lynch’s analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

In performing its analyses, BofA Merrill Lynch considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of Towers Watson and Willis. The estimates of the future performance of Towers Watson and Willis in or underlying BofA Merrill Lynch’s analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by BofA Merrill Lynch’s analyses. These analyses were prepared solely as part of BofA Merrill Lynch’s analysis of the fairness, from a financial point of view, of the Exchange Ratio (after giving effect to the Towers Watson pre-merger special dividend) to holders of Towers Watson common stock and were provided to the Towers Watson board of directors in connection with the delivery of BofA Merrill Lynch’s opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or acquired or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be BofA Merrill Lynch’s view of the actual value of Towers Watson or Willis.

The type and amount of consideration payable in the Merger was determined through negotiations between Towers Watson and Willis, rather than by any financial advisor, and was approved by the Towers Watson board of directors. The decision to enter into the Merger Agreement and the Amendment was solely that of the Towers Watson board of directors. As described above, BofA Merrill Lynch’s opinion and analyses were only one of many factors considered by the Towers Watson board of directors in its evaluation of the Merger and should not be viewed as determinative of the views of the Towers Watson board of directors, management or any other party with respect to the Merger or the Exchange Ratio.

In connection with BofA Merrill Lynch’s services as Towers Watson’s financial advisor, Towers Watson has agreed to pay BofA Merrill Lynch an aggregate fee of $25 million, of which a portion was payable upon delivery of its opinion in connection with the original Merger Agreement and $23.5 million is contingent upon consummation of the Merger. At the request of Towers Watson, BofA Merrill Lynch and certain of its affiliates also are participating in financing to be undertaken on behalf of Towers Watson to fund the Towers Watson pre-merger special dividend and to facilitate the overall structure of the Merger and the related transactions, for which services BofA Merrill Lynch and its affiliates will receive compensation. In addition, Towers Watson has agreed to reimburse BofA Merrill Lynch for its expenses, including fees and expenses of BofA Merrill Lynch’s legal counsel, incurred in connection with BofA Merrill Lynch’s engagement and to indemnify BofA Merrill Lynch and related persons against liabilities, including liabilities under the federal securities laws, arising out of BofA Merrill Lynch’s engagement.

BofA Merrill Lynch and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of business, BofA Merrill Lynch and its affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Towers Watson, Willis and certain of their respective affiliates.

BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Towers Watson and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted as financial advisor to Towers Watson in connection with a divestiture transaction, (ii) having acted or acting as administrative agent and joint lead arranger for, and as a lender (including a swing line lender and letter of credit lender) under, certain credit facilities of Towers Watson, and (iii) having provided or providing certain treasury and trade management services and products to Towers Watson and certain of its affiliates. In addition, certain of BofA Merrill Lynch’s affiliates maintain significant commercial (including vendor) relationships with Towers Watson. From November 1, 2013 through October 31, 2015, BofA Merrill Lynch and its affiliates received aggregate revenues from Towers Watson and/or certain of its affiliates of less than $7 million for corporate, commercial and investment banking services.

In addition, BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Willis and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted as a co-manager on a debt offering by an affiliate of Willis, (ii) having acted or acting as a lender to Willis and certain of its affiliates, and (iii) having provided or providing certain treasury and trade management services and products to Willis and certain of its affiliates. From November 1, 2013 through October 31, 2015, BofA Merrill Lynch and its affiliates received aggregate revenues from Willis and/or certain of its affiliates of less than $3 million for corporate, commercial and investment banking services.

BofA Merrill Lynch is an internationally recognized investment banking firm which is regularly engaged in providing financial advisory services in connection with mergers and acquisitions. Towers Watson selected BofA Merrill Lynch as its financial advisor in connection with the Merger on the basis of BofA Merrill Lynch’s experience in similar transactions, its reputation in the investment community and its familiarity with Towers Watson and its business.

Forward-Looking Financial Information

The section of the joint proxy statement/prospectus entitled “The Merger—Forward-Looking Financial Information” is hereby supplemented as follows:

In the ordinary course of business, Willis evaluates and forecasts its operating performance on a periodic basis. Prior to execution of the Amendment, Willis management, had in the ordinary course of business, updated certain forward-looking financial information prepared and included in the joint proxy statement/prospectus (referred to as the “updated forward-looking financial information”). Towers Watson management did not update the Towers Watson forward-looking financial information included in the joint proxy statement/prospectus.

The updated forward-looking financial information prepared or approved by Willis is on a standalone basis and is not intended to be added together, and adding together the updated forward-looking financial information for the two companies would not represent the results the combined company will achieve if the Merger is completed and does not represent forward-looking financial information for the combined company. The following updated forward-looking financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to forward-looking financial information.

Willis Forward-Looking Financial Information

Willis does not as a matter of course make public projections as to future earnings or other results of operations. However, for internal purposes and in connection with the process leading to the Amendment, Willis management updated certain projections of future financial and operating performance of Willis for the fiscal years ending December 31, 2015 through 2018 from those included in the joint proxy statement/prospectus. These updated projections are included in the joint proxy statement/prospectus because Willis provided such projections to the Willis board of directors and to Willis’ financial advisor, Perella Weinberg, in connection with the Merger, and are referred to in this section as the “Updated Willis Forecasts”. In addition, Willis and Towers Watson jointly prepared estimates of cost synergies expected to be realized following the closing and Willis and Towers Watson jointly prepared estimates of revenue synergies which, together, are referred to in this section as the “Estimated Synergies.” The Estimated Synergies are not reflected in the projections of future financial and operating performance. Willis authorized Perella Weinberg to use and rely upon the Updated Willis Forecasts, and the Estimated Synergies in providing advice to the Willis board of directors in relation to the execution of the Amendment. The Updated Willis Forecasts and the Estimated Synergies also were provided to BofA Merrill Lynch for its use and reliance in connection with its financial analyses and opinion as described above under “Opinion of Towers Watson’s Financial Advisor.” The following prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information. In the view of Willis management, the information was prepared on a reasonable basis consistent with the significant accounting policies contained in Willis’ Annual Report on Form 10-K for the year ended December 31, 2014 as amended by Item 8 contained in Willis’ Form 8-K filed on August 21, 2015, both incorporated by reference into the joint proxy statement/prospectus. This reflected the best then currently available estimates and judgments at the time of its preparation, including the impact of Willis’ operational improvement program and the completion of known and anticipated acquisitions including Willis’ acquisition of GS & CIE Groupe (referred to as “Gras Savoye”) in the Updated Willis Forecasts beginning in the year ended December 31, 2016, and presented at the time of its preparation, to the best of Willis’ management’s knowledge and belief, reasonable projections of the future financial performance of Willis. However, the projections have not been updated, are not fact and should not be relied upon as necessarily indicative of actual future results, and readers of the joint proxy statement/prospectus are cautioned not to rely on this updated forward-looking financial information.

Neither Willis’ independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the forward-looking financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the forward-looking financial information.

The following table presents a summary of the Updated Willis Forecasts:

UPDATED WILLIS FORECASTS –

(FISCAL YEAR END 31 DECEMBER)

($ in millions, except for per share information)

	Fiscal Year Ending December 31,
	2015E	2016E	2017E	2018E
Total Revenues	$3,837	$4,531	$4,785	$5,078
Net Income attributable to Willis	$539	$432	$501	$683
Underlying Net Income(1)	$456	$526	$598	$683
Underlying Cash Net Income(1)	$514	$626	$695	$780
Underlying EBITDA(1)	$890	$1,099	$1,193	$1,309

Source: Willis management.

(1)	Underlying Net Income, Underlying Cash Net Income and Underlying EBITDA are calculated by excluding the impact of certain items as detailed in the reconciliations presented herein from the most directly comparable GAAP measure (see the section entitled “Non-GAAP Financial Measures”) beginning on page 109 of the joint/proxy statement prospectus).

Non-GAAP Financial Measures

The updated Willis Forecasts contain certain non-GAAP financial measures, including Underlying Revenue, Underlying Net Income, Underlying Cash Net Income and Underlying EBITDA which Willis believes are helpful in understanding its past financial performance and future results. The non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read in conjunction with Willis’ consolidated financial statements prepared in accordance with GAAP and the reconciliation to GAAP measures presented herein. Willis management regularly uses supplemental non-GAAP financial measures internally to understand and manage the business and forecast future periods.

Updated Willis Forecasts

Set forth below are reconciliations of Net income attributable to Willis, the most directly comparable GAAP measures, to underlying revenue, underlying EBITDA, underlying net income and underlying cash net income, based on financial information available to, or projected by Willis.

Reconciliation of Net income attributable to Willis to Underlying EBITDA:

	Fiscal Year Ending December 31,
	2015E	2016E	2017E	2018E
Net income attributable to Willis Group Holdings, GAAP basis	$539	$432	$501	$683
Excluding:
Net income attributable to noncontrolling interests	11	14	18	23
Interest in earnings of associates, net of tax	(14)	(1)	(1)	(1)
Income taxes	(18)	145	163	217
Interest expenses	138	154	154	154
Other (income) expense, net	(119)	—	—	—
Depreciation expense	96	98	102	106
Amortization of intangibles	75	133	128	127
Restructuring costs	130	124	128	—
M&A transaction-related costs	52	—	—	—

Underlying EBITDA	$890	$1,099	$1,193	$1,309

Reconciliation of Net income attributable to Willis to Underlying Net Income and Underlying Cash Net Income:

	Fiscal Year Ending December 31,
	2015E	2016E	2017E	2018E
Net income attributable to Willis Group Holdings, GAAP basis	$539	$432	$501	$683
Excluding:
Restructuring costs	97	94	97	—
M&A Transaction-related costs	40	—	—	—
Venezuela currency devaluation	3	—	—	—
Net gains on disposal of operations	(21)	—	—	—
Remeasurement gain on associate carrying value	(92)	—	—	—
Impact of US valuation allowance	(110)	—	—	—

Underlying Net Income	$456	$526	$598	$683

Excluding:
Amortization of intangibles	58	100	97	97

Underlying Cash Net Income	$514	$626	$695	$780

Estimated Synergies

Willis and Towers Watson also jointly prepared and approved for their respective boards of directors and for their respective financial advisors’ use and reliance in their evaluation of the Merger certain cost synergies projected by the managements of Willis and Towers Watson to result from the Merger which were included in the joint proxy statement/prospectus and Willis and Towers Watson also jointly prepared certain revenue synergies projected by the management of Willis and Towers Watson. The estimated cost synergies were projected to range from $100 million to $125 million and the estimated revenue synergies were projected to range from $375 million to $675 million.

The estimates and assumptions underlying forward-looking information for Willis are inherently uncertain and, although considered reasonable by Willis management as of the date of their preparation, are subject to a wide variety of significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those contained therein, including the matters described in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 32 of the joint proxy statement/prospectus, “Risk Factors” beginning on page 34 of the joint proxy statement/prospectus, and Part I, Item 1A in Willis’ 2014 Annual Report on Form 10-K. The Estimated Synergies and the Updated Willis Forecasts also reflect assumptions as to certain business decisions that are subject to change. Accordingly, there can be no assurance that the forward-looking results are indicative of the future performance of Willis or that actual results will not differ materially from those presented in the Estimated Synergies, and the Updated Willis Forecasts. Inclusion of the Estimated Synergies, and the Updated Willis Forecasts in the joint proxy statement/prospectus should not be regarded as a representation by any person that the results contained in the forward-looking financial information will be achieved.

Willis does not intend to further update or otherwise revise the forward-looking financial information to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error. Furthermore, Willis does not intend to further update or revise the forward-looking financial information in the joint proxy statement/prospectus to reflect changes in general economic or industry conditions.

The information concerning forward-looking financial information provided by Willis is not included in the joint proxy statement/prospectus in order to induce any stockholder to vote in favor of the Willis Share Issuance Proposal or to acquire securities of Willis.

Towers Watson Forward-Looking Financial Information

Towers Watson does not as a matter of course make public projections as to future earnings or other results of operations other than providing estimates for certain financial items on a near-term basis on its regular earnings calls. However, for internal purposes and in connection with the process leading to the Merger Agreement, the management of Towers Watson prepared or approved for the Towers Watson board of directors in its evaluation of the Merger and for BofA Merrill Lynch’s use and reliance in connection with its financial analyses and opinion as described under “Opinion of Towers Watson’s Financial Advisor” certain projections of future financial and operating performance of Towers Watson for the fiscal years ended June 30, 2015 through June 30, 2018 and as converted to calendar years December 31, 2015 through December 31, 2018. In connection with the process leading to the Amendment, Towers Watson management updated these projections to reflect Towers Watson’s actual, reported results of financial and operating performance for the fiscal year ended June 30, 2015 (referred to as the “Towers Watson fiscal 2015 reported results”). Towers Watson management did not modify the projections of future financial and operating performance of Towers Watson for the fiscal years ended June 30, 2016 through June 30, 2018 and as converted to calendar years December 31, 2015 through December 31, 2018 (such projections, as modified to reflect the Towers Watson fiscal 2015 reported results, referred to for purposes of this supplement as the

“Towers Watson Projections”). The Towers Watson Projections are included in this supplement to the joint proxy statement/prospectus because Towers Watson provided such projections to the Towers Watson board of directors and to Towers Watson’s financial advisor for their use in relation to the Amendment. Other than the fiscal 2015 reported results, the following prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information. In the view of Towers Watson’s management, the prospective financial information was prepared on a reasonable basis consistent with the significant accounting policies contained in Towers Watson’s Annual Report on Form 10-K for the fiscal year ended June 30, 2015, incorporated by reference into the joint proxy statement/prospectus. In the view of Towers Watson’s management, the information was prepared on a reasonable basis and reflected the best then currently available estimates and judgments at the time of its preparation and as of the date of the Amendment, and presented at the time of its preparation and as of the date of the Amendment, to the best of Towers Watson management’s knowledge and belief, reasonable projections of the future financial performance of Towers Watson. The forward-looking information included in the Towers Watson Projections is not fact and should not be relied upon as necessarily predictive of actual future results, and readers of the joint proxy statement/prospectus are cautioned not to rely on this information.

Neither Towers Watson’s nor Willis’ independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the Towers Watson Projections contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the forward-looking financial information.

The Towers Watson Projections contain certain non-GAAP financial measures, including Earnings Before Interest, Taxes, Depreciation and Expenses (referred to as “EBITDA”) and Cash Net Income, which Towers Watson believes are helpful in understanding its past financial performance and future results. The non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read in conjunction with Towers Watson’s consolidated financial statements prepared in accordance with GAAP and the reconciliation to GAAP measures presented herein. Towers Watson’s management regularly uses supplemental non-GAAP financial measures internally to understand and manage the business and forecast future periods.

The following table presents a summary of the Towers Watson Projections:

TOWERS WATSON PROJECTIONS—

(FISCAL YEAR END 30 JUNE)

($ in millions, except per share amounts)

	2015A3	2016E	2017E	2018E
Revenue	$3,645	$3,806	$4,099	$4,466
Cash Net Income[1]	$429	$448	$487	$528
EBITDA[2]	$768	$793	$860	$939

[1]	Cash Net Income excludes amortization of acquisition-related intangibles.
[2]	EBITDA includes stock-based compensation expense.
[3]	The information in this column has been updated from that included in the joint proxy statement/prospectus to reflect Towers Watson’s fiscal 2015 reported results.

Set forth below is a reconciliation of EBITDA and Cash Net Income to the most comparable GAAP financial measures, based on financial information available to, or projected by, Towers Watson. (Certain totals may not add due to rounding).

	2015A1	2016E	2017E	2018E
Cash Net Income:
Cash Net Income	$429	$448	$487	$528
Reconciling Item(s):
Amortization expense of acquisition-related intangibles	$43	$52	$53	$52

Net Income	$386	$396	$435	$476

EBITDA:
EBITDA	$768	$793	$860	$939
Reconciling Item(s):
Interest Expense, net and Other	$10	$3	$3	$3
Tax provision	$200	$208	$228	$256
Depreciation and amortization	$172	$186	$195	$204

Net Income	$386	$396	$435	$476

[1]	The information in this column has been updated from that included in the joint proxy statement/prospectus to reflect Towers Watson’s fiscal 2015 reported results.

TOWERS WATSON PROJECTIONS—

(CALENDAR YEAR END 31 DECEMBER)

($ in millions, except per share amounts)

	2015E3	2016E	2017E	2018E
Revenue	$3,709	$3,954	$4,282	$4,644
Cash Net Income[1]	$437	$470	$508	$549
EBITDA[2]	$776	$830	$900	$977

[1]	Cash Net Income excludes amortization of acquisition-related intangibles.
[2]	EBITDA includes stock-based compensation expense.
[3]	The information contained in this table was prepared prior to the finalization of Towers Watson’s June 30, 2015 results. After taking into account actual results for the fiscal year ended June 30, 2015, as well as its views regarding the future financial performance of Towers Watson, Towers Watson management determined that it would not be necessary to modify or update this information in connection with the Amendment.

Set forth below is a reconciliation of EBITDA and Cash Net Income to the most comparable GAAP financial measures, based on financial information available to, or projected by, Towers Watson. (Certain totals may not add due to rounding).

	2015E1	2016E	2017E	2018E
Cash Net Income:
Cash Net Income	$437	$470	$508	$549
Reconciling Item(s):
Amortization expense of acquisition-related intangibles	$50	$53	$52	$54

Net Income	$387	$418	$455	$495

EBITDA:
EBITDA	$776	$830	$900	$977
Reconciling Item(s):
Interest Expense, net	$3	$3	$3	$3
Tax provision	$203	$219	$242	$266
Depreciation and amortization	$183	$191	$200	$212

Net Income	$387	$418	$455	$495

[1]	The information contained in this table was prepared prior to the finalization of Towers Watson’s June 30, 2015 results. After taking into account actual results for the fiscal year ended June 30, 2015, as well as its views regarding the future financial performance of Towers Watson, Towers Watson management determined that it would not be necessary to modify or update this information in connection with the Amendment.

Willis and Towers Watson also jointly prepared and approved for their respective boards of directors and for their respective financial advisors’ use and reliance in their evaluation of the Merger certain cost synergies projected by the managements of Willis and Towers Watson to result from the Merger, which were included in the joint proxy statement/prospectus. Willis and Towers Watson also jointly prepared certain revenue synergies projected by the managements of Willis and Towers Watson. These Estimated Synergies include projections ranging from $375 million to $675 million in revenue synergies in addition to the cost synergies set forth in the joint proxy statement/prospectus.

The estimates and assumptions underlying the forward-looking financial information are inherently uncertain and, though considered reasonable by the management of Towers Watson as of the date of its preparation, are subject to a wide variety of significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those contained therein, including, the matters described in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 32 of the joint proxy statement/prospectus, “Risk Factors” beginning on page 34 of the joint proxy statement/prospectus and Part I, Item 1A in the Towers Watson’s 2015 Annual Report on Form 10-K. The Towers Watson Projections also reflect assumptions as to certain business decisions that are subject to change. Accordingly, there can be no assurance that the forward-looking results are necessarily predictive of the future performance of Towers Watson, or that actual results will not differ materially from those presented in the Towers Watson Projections. Inclusion of the forward-looking financial information in the joint proxy statement/prospectus should not be regarded as a representation by any person that the results contained in the forward-looking financial information will be achieved.

Towers Watson does not intend to update or otherwise revise the forward-looking financial information to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error. Furthermore, Towers Watson does not intend to update or revise the forward-looking financial information in the joint proxy statement/prospectus to reflect changes in general economic or industry conditions.

The information concerning forward-looking financial information provided by Towers Watson is not included in the joint proxy statement/prospectus in order to induce any stockholder to vote in favor of the Towers Watson Merger Proposal or to influence any stockholder’s decision whether or not to seek appraisal rights with respect to shares of Towers Watson common stock held by such stockholder.

Regulatory Approvals Required for the Transaction

The section of the joint proxy statement/prospectus entitled “Regulatory Approvals Required for the Transaction—Foreign Antitrust Filings” is hereby supplemented as follows:

On November 2, 2015, Willis and Towers Watson received regulatory clearance from the Russian Federal Antimonopoly Service and on November 6, 2015, Willis and Towers Watson received regulatory clearance from the European Commission. The regulatory clearances by the Russian Federal Antimonopoly Service and the European Commission satisfy two of the conditions to closing the transaction set forth in the Merger Agreement.

Litigation Relating to the Transaction

The section of the joint proxy statement/prospectus entitled “Litigation Relating to the Transaction” is hereby supplemented as follows:

On September 17, 2015, the plaintiffs in the consolidated action filed a motion for expedited proceedings and a motion for a preliminary injunction, and on October 19, 2015, the plaintiffs withdrew those motions.

Where You Can Find Additional Information

In connection with the proposed merger of Towers Watson and Willis Group, Willis Group filed a registration statement on Form S-4 with the Commission that contains a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. The registration statement on Form S-4 was declared effective by the Commission on October 13, 2015. Each of Towers Watson and Willis Group mailed the joint proxy statement/prospectus to its respective stockholders on or around October 13, 2015. YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE COMMISSION AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TOWERS WATSON, WILLIS GROUP AND THE PROPOSED TRANSACTION. You may obtain the joint proxy statement/prospectus and the other documents filed with the Commission free of charge at the Commission’s website, www.sec.gov. In addition, you may obtain free copies of the joint proxy statement/prospectus and the other documents filed by Towers Watson and Willis Group with the Commission by requesting them in writing from Towers Watson, 901 N. Glebe Road, Arlington, VA 22203, Attention: Investor Relations, or by telephone at (703) 258-8000, or from Willis Group, Brookfield Place, 200 Liberty Street, 7th Floor, New York, NY, 10281-1003, Attention: Investor Relations, or by telephone at (212) 915-8084.

Responsibility Statement

The directors of Willis accept responsibility for the information contained in this document other than that relating to Towers Watson, the Towers Watson Group and the directors of Towers Watson and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Willis (who have taken all reasonable care to ensure that such is the case) the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these statements and other forward-looking statements in this document by words such as “may”, “will”, “would”, “expect”, “anticipate”, “believe”, “estimate”, “plan”, “intend”, “continue”, or similar words, expressions or the negative of such terms or other comparable terminology. These statements include, but are not limited to, the benefits of the business combination transaction involving Towers Watson and Willis Group, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Towers Watson’s and Willis Group’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Towers Watson stockholders and Willis Group shareholders to approve the transaction; the failure of the transaction to close for any reason; the risk that the businesses will not be integrated successfully; the risk that anticipated cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; significant competition; compliance with extensive government regulation; the combined company’s ability to make acquisitions and its ability to integrate or manage such acquired businesses.

Additional risks and factors are identified under “Risk Factors” in Willis’ and Towers Watson’s Annual Reports on Form 10-K for their most recent fiscal years, as may be updated in their subsequent filings with the Commission, and under “Risk Factors” in the joint proxy statement/prospectus.

You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature. Neither Towers Watson or Willis Group undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

99.1	Opinion of Perella Weinberg Partners LP

99.2	Consent of Perella Weinberg Partners LP

99.3	Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated

99.4	Consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 25, 2015	WILLIS GROUP HOLDINGS PUBLIC LIMITED COMPANY

	By:	/s/ Matthew S. Furman

	Name:	Matthew S. Furman
	Title:	Executive Vice President and Group General Counsel

EXHIBIT INDEX

Exhibit No.	Description

99.1	Opinion of Perella Weinberg Partners LP

99.2	Consent of Perella Weinberg Partners LP

99.3	Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated

99.4	Consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated